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07075143

AWAY FROM HOME.

FLEETWOOD

2007 ANNUAL REPORT

TABLE OF CONTENTS

REVENUE DISTRIBUTION

■ MANUFACTURED HOUSING

■ RECREATIONAL VEHICLES

■ SUPPLY OPERATIONS



26%
72%
2%
32%
66%
2%
32%
66%
2%
26%
72%
2%
30%
68%
2%

(dollars in thousands)	2007	2006	2005	2004	2003
Manufacturing Revenue	$2,007,922	$2,458,027	$2,502,449	$2,477,741	$2,186,860
Intercompany	–	(25,627)	(127,737)	(117,135)	(115,903)
Total Revenue	$2,007,922	$2,432,400	$2,374,712	$2,360,606	$2,070,957



FLEETWOOD.



COMPANY PROFILE

FLEETWOOD ENTERPRISES, INC. is one of North America's largest producers of recreational vehicles and manufactured homes. The Company, founded in 1950, had its initial public offering in 1965, and is listed on the New York Stock Exchange under the symbol FLE. This FORTUNE 1000® company, headquartered in Riverside, California, is dedicated to providing quality, innovative products that offer exceptional value to its customers. Fleetwood has approximately 9,000 associates working in facilities strategically located throughout North America.

Fleetwood manufactures a full range of recreational vehicle products, including motor homes, travel trailers, and folding trailers. The Company also produces popular lines of manufactured homes, making it one of the nation's largest homebuilders. Fleetwood's supply operations provide components for its manufacturing businesses, as well as outside customers.



RETAIL MARKET SHARE CHARTS

Housing Products


ALL MANUFACTURED HOUSING
CLAYTON
15.5%
CHAMPION
PALM HARBOR
SKYLINE


SINGLE-SECTION MANUFACTURED HOUSING
CLAYTON
14.0%
CHAMPION
HORTON HOMES
CAVALIER HOMES


MULTI-SECTION MANUFACTURED HOUSING
CLAYTON
16.1%
CHAMPION
PALM HARBOR
SKYLINE

RV Products


ALL RVs
(Motor Homes and Towables)
THOR
FOREST RIVER
10.8%
JAYCO
MONACO
COACHMEN
WINNEBAGO


ALL MOTOR HOMES
(Class A, Class C)
WINNEBAGO
16.3%
THOR
MONACO
COACHMEN


MOTOR HOMES
Class A (Diesel & Gas)
20.1%
MONACO
WINNEBAGO
THOR
COACHMEN


TRAVEL TRAILERS
(Conventional and Fifth Wheel)
THOR
FOREST RIVER
JAYCO
6.6%
FLEETWOOD
MONACO


FOLDING TRAILERS
29.4%
FOREST RIVER
JAYCO
STARCRAFT
COACHMEN

Source: Statistical Surveys Inc., Year-End 2006 Statistics

We take pride in providing a full range of recreational vehicles that enable our customers to live life to the fullest, experiencing the freedom of mobility while enjoying the comforts of home . . . away from home.




DESIGNED FOR LIFE

FLEETWOOD has been a major player in the recreational vehicle (RV) industry for decades. We build some of the most popular RVs in America, and we're proud of both the tradition and the innovation that our products represent.

RVs come in many shapes and sizes to fit a variety of lifestyles. We make Class A and Class C motor homes, conventional and fifth-wheel travel trailers, and folding camping trailers. While RVs are still often used for traditional travel and camping, a growing market segment uses them to be more comfortable while pursuing other leisure activities. For instance, you're sure to see a broad assortment of RVs at concerts, horse shows, antique flea markets, off-road sporting activities, amusement parks, and "tailgating" at ball games and auto racing events.

Industry-wide RV shipments in calendar 2006 were up for the fifth year in a row, setting a record both in units (390,500) and in dollar volume ($11.8 billion). New products—such as toy-hauler trailers—and new consumer preferences—such as lightweight towables and more fuel-efficient motor homes—have added extra volume over the past couple of years.

We've seen that demographic patterns are the best predictors of future RV sales. The University of Michigan's Survey Research Center regularly surveys consumers about RV use and provides industry forecasts. These studies indicate underlying demographic support for a continued growth trend in the RV industry throughout this decade and beyond.

Getting away doesn't have to mean leaving your sense of style behind. Exterior pictures (clockwise from left) show one of our luxurious, spacious Class A motor homes that comes packed with modern conveniences, a fifth-wheel toy hauler that is designed to take you and your sport vehicles to your playground of choice, and a folding trailer that will allow you to camp in comfort almost anywhere.

We are filling the need for quality, affordable housing by producing manufactured and modular homes—homes that fit into practically any neighborhood, and are attractive, highly functional, and built to last.





MADE FOR LIVING



FLEETWOOD'S manufactured homes are single-family houses built in one or more sections in a factory environment, which allows us to build a home far more quickly and efficiently than one built on-site. In addition, the purchase price of a manufactured home is typically 10 to 35 percent less than a site-built house of the same size and type.

A pioneer of the manufactured housing industry, Fleetwood began making "house trailers" in 1950. Having improved dramatically over the years, our homes now compare favorably to site-built homes and are well-recognized for their high standards of quality, safety, durability, functionality, and appearance.

A shortage of affordable, quality housing exists in the United States and Fleetwood is in an excellent position to provide this housing. With home sizes ranging from 500 to 3,400 square feet, Fleetwood's homes are designed to fit into practically any neighborhood and any price range.

During fiscal 2007, Fleetwood launched Trendsetter Homes to produce modular housing. Our modular dwellings are also built in a factory and transported to the site, but are built to a local or regional building code rather than the federal Housing and Urban Development (HUD) Code. Trendsetter's first projects have been multi-family structures—military barracks, apartments, and condominiums—but single-family homes in new developments are also a target market.

Since 1950, Fleetwood has been surprising families with how much home they can afford. We have grown to become one of the nation's largest home builders by offering the quality, floor plans, state-of-the-art amenities, and time-saving appliances that you'd expect to find in a custom home. Families from all walks of life are drawn to Fleetwood because of our reputation for building fine homes.

DEAR FELLOW SHAREHOLDERS:

In fiscal 2006 we created a blueprint to put Fleetwood on a path to success. Throughout fiscal 2007, we used that blueprint to guide our processes and shape our organization. This discipline has allowed associates at all levels of our Company to chart a consistent course toward meeting strategic goals and generating positive results. There are still tasks to be accomplished, but we have eliminated the misdirection and inconsistent strategy that made managing the business inefficient in the prior five years. We are confident we are now headed decisively in the right direction.



ELDEN L. SMITH
President and CEO

DECENTRALIZATION YIELDS LOWER COST STRUCTURE

Successfully establishing more autonomous business units and empowering our management teams is proving to have many advantages. Throughout the organization, decisions today are made closer to our customers and more quickly and effectively. Communication has been improved between the teams that handle sales, service, and manufacturing, which ultimately means that the consumers' tastes and desires are better reflected in the way we design, build, and service our products.

We took an aggressive stance in cutting costs during the year. Sharp reductions were made in labor and overhead expenses, including cuts in fringe benefits and significant staff reductions at corporate headquarters. Our ongoing campaign to lower our cost structure is succeeding. In fiscal 2006, we realized $33 million of annual operating expense reductions. The changes in fiscal 2007 lowered operating expenses an additional $55 million. Those reductions do include lower incentive compensation but do not reflect the incremental labor and material cost savings that will result from our moves to improve capacity utilization by closing seven manufacturing plants during fiscal 2007.

BALANCE SHEET IMPROVED

We also made measurable progress in improving our balance sheet. Six idle facilities were sold during the fiscal year, generating more than $10 million in proceeds and $4 million in gains. We purchased $50 million in par value of our 6% convertible trust preferred securities for $31 million, which lowered our interest expense and, after deferred costs and taxes, boosted shareholders' equity by approximately $15 million. We also extended our credit agreement to July 2010, with an improved pricing structure and lower liquidity requirements.

MARKET CHALLENGES LEAD TO FINANCIAL LOSSES

Despite these accomplishments, as a corporation we failed to meet our financial goals for the year. Declining markets for both RVs and manufactured housing resulted in lower capacity utilization and overhead absorption, which led to poor operating results. In addition, our decision to make deeper cuts in operations and corporate overheads resulted in significant additional restructuring costs. Our corporate loss of $90.0 million, or $1.41 per share, compares to last year's loss of $28.4 million, or $0.48 per share.

I am personally disappointed in these results, as my goal has been to return the Company to consistent profitability more quickly. In fiscal 2007, unfavorable market forces, deeper problems than anticipated in our towable divisions, and the positive impact to fiscal 2006 results from FEMA orders combined to produce the negative comparison to the prior year. I remain encouraged about the long-term outlook and the programs in place. We are better positioned now for whatever market conditions we may encounter in the coming year than we have been in nearly a decade.

RV GROUP STRENGTHENED

In the RV Group, changes were made from the top down, starting with Paul Eskritt's January appointment to lead the group. Paul has been decisive in executing organizational changes and necessary cost reductions, which has inspired confidence within his own management team and the Company overall.

A focus on initiatives and decision making at the local level has resulted in improved dealer relations. This was aided somewhat in August 2006 when, after an absence of six years, we re-established our annual RV national dealer meeting. The improvement in our dealer relations, together with our more targeted products, enabled us to gain some market momentum during the year.

TRACKING PROGRESS THROUGH MARKET SHARE

Our motor home division continues to hold the number one position in the overall Class A category and regained the number one position in the Class A gas segment for the first time in six years. Once again, Bounder is the number one Class A motor home brand. Our American Coach products are doing very well in the diesel category, and our new lower-end Class A gas coaches, Fiesta LX and Terra LX, both broke into the top 20 of all gasoline-powered Class A motor home brands only nine months after their launch.

Our toy haulers have been one of our greatest towable product success stories. Our fully featured GearBox, lightweight Nitrous, and more affordably priced RedLine models give us a broad spectrum of products in the toy hauler segment. Our GearBox fifth-wheel models, in particular, have shown significant progress in retail market share. We also increased our already-dominant retail market share in folding trailers during calendar 2006 to 39.4%, up from 37.9% in 2005.

Despite these successes, we still have considerable room for improvement in other market areas. For instance, our Class C and overall travel trailer market share has not yet rebounded as we had hoped. While our Class C products performed well in their price points, our success was limited because there were certain segments of the market where we did not participate—namely the more affordable end of the market and a relatively new segment dedicated to smaller, more fuel-efficient products. To meet these needs we introduced our value-priced Tioga Ranger and Jamboree Sport models late in the fiscal year to good reviews, and will introduce fuel-efficient diesel Class C models later in calendar 2007.

RESTRUCTURING OUR TRAVEL TRAILER DIVISION

No part of the Company has suffered more from the misguided strategy of the early 2000s than the travel trailer division. A significant amount of energy has been invested in putting the division on a steadier course with a new heading. Unfortunately, the industry downturn in the latter half of the year overshadowed some of the progress we have made. Throughout the year, the travel trailer division has struggled financially, unable to develop sufficient volume to support efficient production in what was our network of plants. The division's operating loss for the year of $65.3 million means that the rest of the Company's businesses were operating at essentially break-even levels.

At the beginning of the third quarter, we implemented a plan to realign the product mix at each travel trailer plant, which eventually allowed us to improve capacity utilization by closing five plants with minimal loss of market share. The closures took place during the fourth quarter of fiscal 2007 and the first quarter of fiscal 2008. We expect improved labor efficiencies at the remaining five plants, each of which is building a relatively narrow range of products. We will enjoy the added benefits of simplified production, reduced costs of materials, improved quality and, we anticipate, eventually lower warranty costs.

We are concentrating on higher-margin products (including our fifth-wheel lineup and toy haulers), eliminating slow-moving floor plans in all product types (up to 20 percent of the prior offering), and differentiating our brands to a greater degree. In some areas, the plant closures may put us at a geographic disadvantage due to added freight costs and we may lose market share in some areas distant from our plants due to pricing concerns. A return to profitability is our highest priority and these changes will position us to achieve that and enable us to grow from a profitable, albeit smaller, base.

As an additional element of our strategy, in early April 2007 we opened the industry's first RV plant in Mexico, which is now manufacturing lower-priced travel trailers for the southern half of the U.S. This market segment is extremely price competitive, and we anticipate that the lower cost structure will enable us to generate a higher profit on the units built there. The plant is a maquiladora operation in Mexicali, the capital of Baja California. The first unit came off the Mexicali line the week of April 16. The plant and product are impressive, as is the caliber of both the management and production associates that we have hired.



2008 Terry

SEEKING FOLDING TRAILER DIVISION PROFITABILITY

Our folding trailer division also lost money this year. The folding trailer industry experienced weakness similar to that in travel trailers and we were unable to generate a profit in spite of the fact that we hold dominant market share. In addition to the same cost cutting that the rest of the RV Group has undergone, we are pursuing opportunities to improve our manufacturing processes as well as other measures to return to profitability as soon as possible.

Our Customer Satisfaction Index is calculated monthly based on a quick survey of all ultimate Housing customers. Our retailers are asked to rate us every six months in all areas of performance including product value, product quality, warranty service, and sales team performance. Due to our renewed focus on quality and customer service, both of these indexes indicate our performance has improved significantly over the past two years.

In an effort to restore some of the retail capacity we lost with the sale of our company-owned stores in 2005, we launched a successful national "New Point of Distribution" initiative targeted at increasing our national distribution with new, quality, independent retail locations.

"This has been an eventful year in a very challenging market. We have made significant progress in rebuilding the foundation upon which Fleetwood's future will be based . . ."

HOUSING GROUP MEETS CHALLENGES HEAD ON

We believe the Housing Group is well positioned for the current market. Calendar 2006 — with just 117,000 manufactured housing industry shipments — was the weakest year since 1961. In the face of this very soft market, with sales dollars down 35 percent in fiscal 2007 versus 2006, the Housing Group was profitable in three of the four quarters. For the full fiscal year, however, the Group incurred an operating loss of $2.6 million.

To optimize profitability in this adverse environment, we reduced the number of Housing Group regions from three to two to eliminate management costs and to better reflect the current network of plants. Plants were consolidated in Tennessee as well as Southern California, and we closed a manufacturing facility in south Georgia. Meanwhile, in an effort to capitalize on opportunities we see in modular housing in certain areas of the country, an idle plant in Douglas, Georgia, was converted to modular production, as was an operating HUD-Code plant in Belton, Texas. We are now running 20 facilities, down from 22 at the end of fiscal 2006.

PURSUING IMPROVEMENT IN HOUSING DISTRIBUTION AND CUSTOMER SATISFACTION

Warranty costs have declined, primarily due to decentralizing the service function, which has given our plants the ability to solve problems more quickly and effectively. The Group has also instituted better quality controls and pre-delivery inspection systems, resulting in improved product quality as well as reduced warranty costs. We have returned to the discipline of tracking satisfaction scores from all constituents.

We are also supporting our retailers with a new incentive program — "Fleetwood Rewards" — and an upgraded, dynamic extranet site, www.FleetwoodRetailers.com. As of June 25, 2007, more than 1,700 subscribers representing 779 retail locations have signed up. Our revamped public website, www.fleetwoodhomes.com, was launched in October 2006, and has generated thousands of leads, which are assigned to Fleetwood Homes retailers.

We are also emphasizing a renewed "lean manufacturing" initiative early in fiscal 2008 that will enable us to improve plant productivity, efficiencies, and associate safety, as well as reduce costs. It will be coordinated by our industrial engineering organization and implemented by our regional and plant management teams.

CHANGES AND OPPORTUNITIES APPARENT IN HOUSING MARKET

Late in the year, the Housing Group launched the Trendsetter Modular Division and introduced the Trendsetter Homes modular housing brand. Like manufactured homes, modular housing is built in a factory setting, but to a local or regional building code rather than the federal HUD Code. Modular homes require a different marketing strategy, with an emphasis on relationships with builders and developers. The new division's production is incremental to our single-family HUD business, and includes condominiums and military barracks,



which do not necessarily track the same cyclical patterns as HUD housing.

All indications are that modular housing will be essential to rebuilding the areas devastated by Hurricanes Rita and Katrina. The Gulf Coast has made very little use of modular homes in the past, and so we are on a level playing field with our competitors in establishing relationships with builders and developers. In addition, the location of our manufacturing facilities is ideal for supplying this area.

There is no doubt that the problems in subprime and Alt-A mortgages will affect our industry; what we don't know is exactly how or when. The site-built housing financing story is familiar, containing many of the same elements that have impacted manufactured housing financing since 1999. While the first part of calendar 2007 suffered the lowest shipment levels of this extended downturn, we began to see reports of higher manufactured housing loan application volume with improved credit quality in January. Our own year-over-year backlog saw improvement beginning in late January. These are encouraging signs and may indicate that a number of potential manufactured housing customers who had been persuaded to buy site-built housing through some of the subprime or other liberal mortgage schemes are now seeking alternative affordable housing.

FOCUSING ON CORPORATE INITIATIVES

Our overall strategic objectives for fiscal 2008 and beyond are similar to those for fiscal 2006 and 2007, although we intend to continue raising the bar on each of them. First and foremost, we expect to see improvement in financial results. We anticipate that the restructuring and cost-reduction initiatives we have undertaken, particularly in the last half of fiscal 2007, will bear tangible results in fiscal 2008.

We will continue to work to improve market share, unit volume, and revenue; reduce costs and further streamline our organization; and strengthen our balance sheet. We will focus on forward-looking product development, efficient manufacturing techniques, the most productive locations, and creative marketing. We will continue to seek opportunities to leverage our manufacturing capabilities and capacity as well as the considerable talents of our management team and workforce.

BIDDING FAREWELL TO OUR FOUNDER AND FRIEND

John Crean, who founded Fleetwood in 1950, passed away after a long illness on January 11, 2007. His vision and leadership set the standard not just for Fleetwood, but for much of the RV and manufactured housing industries. Early on, John was determined to build the foundation of Fleetwood on functional, reliable, high-quality products, produced by a financially sound company composed of loyal, motivated people. Motivated employees have been attracted to Fleetwood by the same things that gave John a sense of satisfaction: an opportunity to be creative, to make decisions, to make mistakes and improve, to control their own destiny, and to share in the resulting profits. These are the values that made Fleetwood a leader in both of our industries, and they are the values we are restoring to this fine company.

LOOKING TO THE FUTURE

This second year in our turnaround effort has been an eventful one in very challenging markets. We have made significant progress in rebuilding the foundation upon which Fleetwood's future will be based, and toward achieving our long-term objective: making Fleetwood the most respected manufacturer in our industries and producing recreational vehicles and affordable manufactured housing that exceed our customers' expectations while generating industry-leading returns for our investors. We appreciate your patience and support as we work toward these goals. The support of our shareholders, our associates, our dealers, the hundreds of thousands of Fleetwood owners, our suppliers, and our lenders is essential to our future success. Thank you.

ELDEN L. SMITH
President and CEO

TEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

FISCAL YEARS ENDED APRIL DOLLARS (EXCEPT PER SHARE AMOUNTS) AND SHARES OUTSTANDING ARE IN THOUSANDS	2007	2006	2005
SUMMARY OF OPERATIONS:			
Sales	$2,007,922	$2,432,400	$2,374,712
Gross profit	277,386	422,692	395,230
Operating expenses	331,900	387,133	420,187
Other operating expenses[1]	12,502	6,054	18,581
Operating income (loss)	(67,016)	29,505	(43,538)
Income (loss) from continuing operations	(87,650)	(6,065)	(72,577)
Net income (loss)	(89,961)	(28,437)	(161,459)
Earnings (loss) from continuing operations per share	(1.37)	(0.10)	(1.31)
Earnings (loss) from discontinued operations per share	(0.04)	(0.38)	(1.61)
Earnings (loss) per share	(1.41)	(0.48)	(2.92)
FINANCIAL POSITION:			
Cash and marketable investments	$ 76,289	$ 145,909	$ 45,476
Property, plant and equipment, net	192,229	217,458	232,125
Total assets	703,171	862,035	1,010,247
5% convertible senior subordinated debentures	100,000	100,000	100,000
6% convertible subordinated debentures	160,142	210,142	210,142
Other long-term debt	17,508	23,199	8,946
Shareholders' equity	84,153	170,945	125,456
Book value per share	1.32	2.87	2.27
OTHER STATISTICS:			
Gross profit percentage	13.8%	17.4%	16.6%
Depreciation[2]	$ 22,583	$ 23,206	$ 22,158
Capital expenditures[2]	8,259	15,842	33,724
Dividends declared	–	–	–
Dividends declared per common share	–	–	–
Weighted average common shares — diluted	63,964	59,506	55,332
Market price per share:			
– High	$ 10.24	$ 13.69	$ 16.14
– Low	6.33	7.33	7.81
– Close	8.63	9.40	8.14

(1) Includes goodwill impairment charges of $165.9 million in fiscal 2001.
(2) Depreciation and capital expenditures as shown are for continuing operations only.



2004	2003	2002	2001	2000	1999	1998
$ 2,360,606	$2,070,957	$ 1,952,285	$1,978,559	$ 3,177,639	$3,223,210	$ 3,121,278
417,459	374,098	388,239	385,012	659,777	656,267	572,362
343,246	343,942	393,674	414,830	501,446	470,808	402,017
(4,656)	4,779	19,650	200,286	(979)	649	285
78,869	25,377	(25,049)	(230,104)	159,310	184,810	170,060
17,358	(16,857)	(92,714)	(195,617)	90,433	108,584	108,695
(22,261)	(70,739)	(161,928)	(283,990)	83,494	107,121	108,545
0.44	(0.47)	(1.87)	(5.97)	2.59	2.98	3.01
(1.01)	(1.50)	(2.03)	(2.70)	(0.18)	(0.04)	–
(0.57)	(1.97)	(3.90)	(8.67)	2.41	2.94	3.01
$ 123,822	$ 69,776	$ 111,147	$ 73,103	$ 135,142	$ 267,133	$ 305,722
229,638	222,271	229,006	249,272	266,526	269,093	275,886
1,075,709	954,094	1,015,700	1,135,753	1,545,585	1,540,076	1,138,372
100,000	–	–	–	–	–	–
272,791	403,905	403,905	296,392	296,392	296,392	296,392
2,159	2,357	8,741	3,676	80,000	55,000	55,000
246,282	110,968	174,743	286,148	584,805	586,703	376,026
6.26	3.09	5.15	8.74	14.92	14.61	10.18
17.7%	18.1%	19.9%	19.5%	20.8%	20.4%	18.3%
$ 18,963	$ 20,841	$ 22,360	$ 22,532	$ 24,992	$ 26,063	$ 27,538
26,017	19,075	17,788	20,887	18,936	30,382	37,809
–	–	2,621	15,059	24,957	24,672	23,744
–	–	0.08	0.46	0.76	0.72	0.68
39,342	35,869	33,942	32,755	39,194	40,171	36,933
$ 16.06	$ 11.22	$ 17.25	$ 16.00	$ 29.25	$ 46.44	$ 48.00
4.83	2.37	7.60	8.10	14.00	25.00	25.13
15.62	4.98	10.74	12.34	14.63	28.19	46.13



FISCAL YEARS ENDED APRIL (DOLLARS IN THOUSANDS)	2007	2006	2005	2004	2003
OPERATING REVENUE:					
RV Group					
Motor homes	$ 961,925	$ 976,698	$1,097,091	$1,104,624	$ 918,742
Travel trailers	391,310	551,501	477,610	570,420	441,886
Folding trailers	88,575	84,018	85,181	104,189	121,967
	1,441,810	1,612,217	1,659,882	1,779,233	1,482,595
Housing Group	518,258	795,596	785,547	657,388	667,087
Supply Group	47,854	50,214	57,020	41,120	37,178
Intercompany sales	–	(25,627)	(127,737)	(117,135)	(115,903)
	$2,007,922	$2,432,400	$2,374,712	$2,360,606	$2,070,957
OPERATING INCOME (LOSS):					
RV Group	$ (62,416)	$ 216	$ (39,169)	$ 58,146	$ 35,355
Housing Group	(2,614)	38,818	6,387	5,440	(13,479)
Supply Group	1,655	2,244	3,816	6,065	2,079
Corporate and other	(3,641)	(11,773)	(14,572)	9,218	1,422
	$ (67,016)	$ 29,505	$ (43,538)	$ 78,869	$ 25,377
UNITS SOLD:					
RV Group					
Motor homes	8,496	9,074	10,566	11,203	9,935
Travel trailers[1]	22,035	34,425	28,927	34,351	30,016
Folding trailers	10,223	11,075	11,253	14,543	17,118
	40,754	54,574	50,746	60,097	57,069
Housing Group					
Single-section	3,099	8,145	7,524	4,627	4,203
Multi-section	10,158	14,536	16,438	16,232	17,973
	13,257	22,681	23,962	20,859	22,176
Less intercompany[2]	–	(673)	(3,486)	(3,414)	(3,790)
	13,257	22,008	20,476	17,445	18,386
Retail					
Single-section	–	359	1,079	1,164	916
Multi-section	–	1,034	3,078	3,563	4,088
	–	1,393	4,157	4,727	5,004

(1) Includes sales of slide-in truck camper units in fiscal 2003.
(2) Units sold by the Housing Group to the retail business, which was sold in fiscal 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fleetwood is one of the nation's leaders in producing both recreational vehicles and manufactured housing. The RV Group sold 40,754 and 54,574 recreational vehicles in fiscal 2007 and 2006, respectively. In calendar 2006, we had a 10.9% share of the overall recreational vehicle retail market, consisting of a 16.3% share of the motor home market, a 6.8% share of the travel trailer market and a 39.4% share of the folding trailer market. The Housing Group produced and shipped 13,257 and 22,681 manufactured homes in fiscal 2007 and 2006, respectively, including intercompany sales. In calendar 2006, we had a 12.9% share of the manufactured housing wholesale market, making us the third largest producer of HUD-Code homes in the U. S. based upon shipments to dealers. The Supply Group operates two fiberglass manufacturing operations, a lumber brokerage business, and an imports sales and distributions operation that provide components for our manufactured housing and recreational vehicle operations, while also generating outside sales.

Our business began in 1950 producing travel trailers and quickly evolved to what are now termed manufactured homes. We re-entered the recreational vehicle business with the acquisition of a travel trailer operation in 1964. Our manufacturing activities are conducted in 15 states within the U.S., and to a much lesser extent in Mexico. We distribute our manufactured products primarily through a network of independent dealers throughout the United States and Canada.

The following table sets forth revenues by business segment and the relative contribution of these revenues to total revenues for the past three fiscal years. Information with respect to operating income (loss) and identifiable assets by industry segment is shown in the Notes to Consolidated Financial Statements in this annual report.

	Fiscal years ended April					
	2007	%	2006	%	2005	%
	(Amounts in thousands)					
Recreational vehicles:						
Motor homes	$ 961,925	47.9%	$ 976,698	40.2%	$ 1,097,091	46.2%
Travel trailers	391,310	19.5	551,501	22.7	477,610	20.1
Folding trailers	88,575	4.4	84,018	3.4	85,181	3.6
	1,441,810	71.8	1,612,217	66.3	1,659,882	69.9
Housing Group	518,258	25.8	795,596	32.7	785,547	33.1
Supply Group	47,854	2.4	50,214	2.1	57,020	2.4
Intercompany sales	—	—	(25,627)	(1.1)	(127,737)	(5.4)
	$ 2,007,922	100.0%	$ 2,432,400	100.0%	$ 2,374,712	100.0%

Critical Accounting Policies

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. This requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. We evaluate these estimates and assumptions on an ongoing basis using historical experience factors and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates under different assumptions or conditions.

The following is a list of the accounting policies that we believe reflect our more significant judgments and estimates, and that could potentially result in materially different results under different assumptions and conditions.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the fiscal 2007 presentation.

Revenue Recognition

Revenue for manufacturing operations is generally recorded when all of the following conditions have been met:

- an order for a product has been received from a dealer;
- written or oral approval for payment has been received from the dealer's flooring institution;

- a carrier has signed the delivery ticket accepting responsibility for the product as agent for the dealer; and
- the product has been removed from Fleetwood's property for delivery to the dealer who placed the order.

Most manufacturing sales are made on cash terms, with most dealers financing their purchases under flooring arrangements with banks or finance companies. Products are not ordinarily sold on consignment, dealers do not generally have the right to return products, and dealers are responsible for interest costs to floorplan lenders. On average, we receive payments from floorplan lenders on products sold to dealers within approximately 15 days of the invoice date.

Warranty

We typically provide customers of our products with a one-year warranty covering defects in material or workmanship with longer warranties on certain structural components. This warranty period typically commences upon delivery to the end user of the product. We record a liability based on our best estimate of the amounts necessary to resolve future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold to customers, the average cost incurred to repair a unit, and a profile of the distribution of warranty expenditures over the warranty period. A significant increase in dealer shop rates, the cost of parts, or the frequency of claims could have an adverse impact on our operating results for the period or periods in which such claims or additional costs materialize.

Insurance Reserves

Generally, we are self-insured for health benefits, workers' compensation, and products liability insurance. Liabilities are recognized for claims incurred (including those incurred but not reported), changes in the reserves related to prior claims, and an administration fee. The liability for workers' compensation claims is guided by state statute. Factors considered in establishing the estimated liability for products liability claims are the nature of the claim, the geographical region in which the claim originated, loss history, severity of the claim, the professional judgment of our legal counsel, and inflation. Any material change in these factors could have an adverse impact on our operating results. We generally maintain excess liability insurance with outside insurance carriers to minimize our risks related to catastrophic claims or unexpectedly large cumulative claims.

Deferred Taxes

Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. We are required to record a valuation allowance to reduce our net deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we historically had considered relevant positive and negative evidence, including scheduled reversals of deferred tax liabilities, prudent and feasible tax planning strategies, projected future taxable income, and recent financial performance. Since we have had cumulative losses in recent years, the accounting guidance suggests that we should not look to future earnings to support the realizability of the net deferred tax asset. Beginning in fiscal 2003, we concluded that a partial valuation allowance against our deferred tax asset was appropriate and have since made adjustments to the allowance as necessary, generally to give effect to changes in the amount of asset that can be supported by available tax planning strategies. During the first quarter of fiscal 2007, we recorded a net adjustment to the deferred tax asset of $3.6 million with a corresponding provision for income taxes. The primary reason for this reduction was the realization of the deferred tax asset associated with the net gain of approximately $18.5 million from the purchase and cancellation of 1,000,000 shares of the 6% convertible trust preferred securities at $31 per share compared to the book value of $50 per share. The potential to realize taxable income from the repurchase of the remaining securities outstanding is a tax planning strategy that continues to support a portion of the deferred tax asset. In the fourth quarter of fiscal 2007, we recorded a net adjustment to the deferred tax asset of $11.1 million, with a corresponding provision for income taxes. Following a decision to market for sale certain real estate properties, these assets are no longer available as part of our tax planning strategy to support the realizability of the deferred tax asset. The book value of the net deferred tax asset continues to be supported by tax planning strategies, which, if executed, are expected to generate sufficient taxable income to realize the book value of the remaining asset. Although we continue to believe that the combination of relevant positive and negative factors will enable us to realize the full value of the deferred tax assets, it is possible that the extent and availability of tax planning strategies will change over time and impact this evaluation. If, after future assessments of the realizability of our deferred tax assets, we determine that further adjustment is required, we will record the provision or benefit in the period of such determination.

Legal Proceedings

We are regularly involved in legal proceedings in the ordinary course of our business. Insurance covers all or part of Fleetwood's liability under some of this litigation. In the majority of cases, including products liability cases, we prepare estimates based on historical experience, the professional judgment of our legal counsel, and other assumptions that we believe are reasonable. As additional information becomes available, we reassess the potential liability related to pending litigation and revise our estimates. Such revisions and any actual liability that greatly exceeds our estimates could materially impact our results of operations and financial position.

Repurchase Commitments

Producers of recreational vehicles and manufactured housing customarily enter into repurchase agreements with lending institutions that provide wholesale floorplan financing to independent dealers. Our agreements generally provide that, in the event of a default by a dealer in its obligation to these credit sources, we will repurchase product. With most repurchase agreements, our obligation ceases when the amount for which we are contingently liable to the lending institution has been outstanding for more than 12, 18 or 24 months, depending on the terms of the agreement. The contingent liability under these agreements approximates the outstanding principal balance owed by the dealer for units subject to the repurchase agreement less any scheduled principal payments waived by the lender. Although the maximum potential contingent repurchase liability approximated $158 million for inventory at manufactured housing dealers and $317 million for inventory at RV dealers as of April 29, 2007, the risk of loss is reduced by the potential resale value of any products that are subject to repurchase, and is spread over numerous dealers and financial institutions. The gross repurchase obligation will vary depending on the season and the level of dealer inventories. Typically, the fiscal third quarter repurchase obligation will be greater than other periods due to higher RV dealer inventories. Losses and related repurchase reserves under these agreements have not been significant and lender repurchase demands have been funded out of working capital. A summary of recent repurchase activity is set forth below:

	2007	2006	2005
	(Dollars in millions)		
Units	96	66	174
Repurchase amount	$2.4	$2.1	$ 6.3
Loss recognized	$0.7	$0.4	$ 1.2

Business Outlook

Recreational Vehicles

Favorable demographics suggest that sustainable growth in the number of RV buyers will likely be realized in at least the next several years as baby boomers reach the age brackets that historically have accounted for the bulk of retail RV sales. Additionally, in recent years, younger buyers have also shown greater interest in the RV lifestyle. These conclusions received strong support from the University of Michigan 2005 national survey of recreational vehicle owners, sponsored by the Recreation Vehicle Industry Association.

Industry conditions during calendar year 2006, and so far in calendar 2007, were adversely affected by concerns about interest rates, fuel prices and diminished home equity financings. Industry motor home retail sales posted a second year of decline in calendar 2006, with most of the continued weakness in the higher-end Class A gas and mid- and high-priced Class C segments. Recent market conditions and demand have been mixed, and a firm recovery has yet to materialize. Travel trailer retail sales were down slightly for the industry in calendar 2006 due to significant falloff in the latter part of the year and have shown continuing signs of weakness, combined with more competitive pricing thus far in calendar 2007. After briefly stabilizing in early calendar 2006, the market for folding trailers is also showing weakness so far in calendar 2007.

Our overall market position in motor homes has been slightly impacted by lower industry demand in product segments that have traditionally been an area of relative strength for us. We are, however, seeing a benefit from recent introductions of low-end Class A gas products and improvements made to several diesel brands. In the Class C category, we have introduced a completely new product in the currently popular entry-level category and intend to introduce a fuel-efficient model later this year.

Our market share for travel trailers had been in decline for several years but began to stabilize during the middle of calendar 2006 following the launch of a number of new 2007 model year products. These new products introduced last spring and summer have been well received by our dealers and appear to have gained shelf space on dealer lots. Industry retail demand for travel trailers was down towards the end of the year, however, causing dealers to reduce orders of new products until their inventories get back in balance with demand. Beginning in the third quarter, we rationalized our travel trailer plants and their respective products with an emphasis on achieving manufacturing efficiencies, improving quality and reducing the number of brands and floorplans produced at each factory location. This process evolved in conjunction with our evaluation of plant capacity requirements given the recent downturn in the travel trailer market. As a result, we closed four travel trailer plants during or shortly after our fourth fiscal quarter. We will close a fifth plant before the end of the first fiscal quarter in fiscal 2008. We expect to see improved efficiencies in the remaining facilities as a result of higher production volume. We may also see reduced market share in segments and regions in which we choose to no longer compete but expect to be more competitive in markets in which we place emphasis.

We are the dominant producer of folding trailers and our market share improved during calendar 2006. Our focus will be on improving the efficiency and financial results of this operation in fiscal 2008.

Although our processes associated with manufacturing quality and service continue to improve for our entire RV business, the full benefits will only be realized over the longer term through lower warranty and service costs and a strong competitive advantage over other manufacturers.

Housing

We expect longer-term demand for affordable housing to grow as a result of the rebuilding requirements in the Gulf states, greater numbers of baby boomers reaching retirement age, and the continuing high cost of site-built homes, notwithstanding the pricing pressures placed on conventional homes in certain regions due to the recent retrenchment by the subprime financing industry. We believe that improvements in engineering and design will continue to position manufactured and modular homes as viable options in meeting the demand for affordable housing in new markets, such as suburban tracts and military sites, as well as in existing markets such as rural areas and manufactured housing communities and parks, especially over the longer term if retail financing for manufactured homes becomes more competitive versus financing for conventional housing.

Despite these improvements, the manufactured housing market has experienced a steep decline that began in 1999, and a 45-year low in shipments was established in 2006. The industry has been adversely affected by a shortage of retail financing, relatively high retail interest rates (especially when compared to low mortgage rates on conventional homes), more stringent lending standards for manufactured housing, and competition from repossessed manufactured homes and, more recently, foreclosed-upon conventional homes.

Many of the factors that have historically affected manufactured housing volumes have been in flux recently. Positive trends include a normalized inventory level of repossessed manufactured homes, improving performance of manufactured housing loan portfolios, tightening of credit for site-built homes, and higher rents and lower vacancies in apartments. On the other hand, the overall slowing of the housing market and an increase in conventional housing inventories may negatively impact manufactured housing conditions in the near term. Altogether, we anticipate that manufactured housing industry conditions may improve over the course of calendar 2007, albeit modestly.

Manufactured housing industry shipments decreased by 19.7 percent in calendar 2006, but were down nearer to 10% excluding sales of homes that were built to FEMA specifications for disaster relief, which were estimated at 21,000 in calendar year 2005 and 4,000 in 2006.

Market conditions are mixed by region. Some smaller markets in the central states have shown improvement but other regions have softened. California, Arizona and Florida, which traditionally have been some of our strongest markets, are down sharply in recent months. The outlook in most areas continues to be uncertain.

Our own market position was adversely affected by the sale of our retail operations in August 2005. This impact on our market position was expected given the immediate closure of approximately 50 stores combined with reduced purchases by the remaining operating stores. This situation will continue to affect our sales volume and market share until we fully replace or augment the closed outlets. We also had fewer sales to national operators of manufactured home communities, which have significantly reduced their activity over the last 18 months. In response to these conditions, we have reduced manufacturing capacity by consolidating four plants into two during fiscal 2007.

Current activity in the Gulf Coast region by builders and developers is increasing with a substantial portion of the rebuilding efforts likely to include modular products, which we are prepared to provide. Development of this new distribution channel, combined with a longer sales cycle for these types of projects, will temper our progress in this area. The sale of our network of company-owned stores, which had a high concentration in the Gulf Coast region, may lessen our ability to fully participate in the upswing in more traditional dealer sales of manufactured housing until we can rebuild our independent dealer distribution network in the area.

In response to the weak market conditions, our dealers throughout the country are maintaining low inventory levels, and dealers in previously stronger markets such as Arizona, California, and Florida are continuing to reduce their inventories. Although this reduction of inventories impacts current order levels, it typically enables the dealers to continue to operate more profitably, albeit at a reduced level of activity. The inventory reduction also enables dealers to dispose of older units so that when market conditions improve, they can quickly add new products. Despite this effort, dealer failures and losses from repurchase commitments are likely to increase in the current market climate and increased competition among manufacturers may squeeze margins. We continue to initiate programs designed to increase our product representation by creating incentives for our sales personnel and dealers to sell aged inventory and replace it with new products on their lots. In addition, we continue to focus on adding new distribution points. We will also continue to pursue other opportunities to supplement our business, such as increased emphasis on sales of modular homes to builder/developers and military projects.

Summary

We continue to place emphasis on new products in all areas of our business that are feature-rich, innovative, and price competitive. As a result, we generally expect to improve our market share position over the course of the next fiscal year. Restructuring actions, which were primarily focused on reducing corporate and other general and administrative expenses, have resulted in a more cost-effective management structure that has been in full effect since the beginning of calendar 2007. Market conditions in all segments remain at or below prior-year levels and continue to slow our progress toward sustainable profitability. Also, the extent to which we are successful in our restructuring and turnaround of the travel trailer business will be a key element to our financial progress in fiscal 2008. At current sales volumes and gross margins, the recently completed plant and product rationalization will not be sufficient to generate profitable operations without further improvements in the efficiencies and/or effectiveness of our manufacturing and service operations. The travel trailer business is unlikely to see a profitable quarter of operations until such improvements have taken full effect, which we expect to occur over the next 12 months. Overall, with the help of a seasonal uplift, new model year product introductions, lower costs, and capacities that are more in line with current demand, we expect operating income (before interest and tax expense) to be close to breakeven in the first quarter of fiscal 2008.

Results of Operations

The following table sets forth certain statements of operations data expressed as a percentage of net sales for the periods indicated:

	Fiscal Years Ended April		
	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of products sold	86.2	82.6	83.4
Gross profit	13.8	17.4	16.6
Operating expenses	(16.5)	(15.9)	(17.6)
Other operating expenses, net	(0.6)	(0.3)	(0.8)
Operating income (loss)	(3.3)	1.2	(1.8)
Other income (expense)			
Investment income	0.3	0.2	0.1
Interest expense	(1.4)	(1.2)	(1.2)
Other, net	0.9	—	(0.1)
Income (loss) from continuing operations before income taxes	(3.5)	0.2	(3.0)
Provision for income taxes	(0.9)	(0.4)	(0.1)
Net loss from continuing operations	(4.4)	(0.2)	(3.1)
Discontinued operations	(0.1)	(1.0)	(3.7)
Net loss	(4.5)%	(1.2)%	(6.8)%

Consolidated Results in Fiscal Year 2007 Compared to Fiscal Year 2006

Consolidated Results:

The following table presents net loss and diluted loss per share for fiscal 2007 and 2006 (amounts in thousands, except per share data):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net loss from continuing operations	$ (87,650)	(4.4)%	$ (6,065)	(.2)%	$ (81,585)	NM
Net loss	(89,961)	(4.5)	(28,437)	(1.2)	(61,524)	(216.4)%
Diluted loss per share	$ (1.41)		$ (.48)			

NM—Not meaningful

The substantial increase to the net loss from continuing operations during fiscal 2007 stems from lower sales in all areas of our operations, partially offset by lower operating and other expenses (net). Losses from discontinued operations following the sale of our retail and financial services businesses in calendar 2005 were significantly lower in fiscal 2007 and consisted of ongoing general and administrative expenses.

Net Sales

The following table presents consolidated net sales by group for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
RV Group	$ 1,441,810	71.8%	$ 1,612,217	66.3%	$ (170,407)	(10.6)%
Housing Group	518,258	25.8	795,596	32.7	(277,338)	(34.9)
Supply Group	47,854	2.4	50,214	2.1	(2,360)	(4.7)
Intercompany sales	—	—	(25,627)	(1.1)	25,627	100.0
Net sales	$ 2,007,922	100.0%	$ 2,432,400	100.0%	$ (424,478)	(17.5)

The prior year period included 53 operating weeks rather than the typical 52 weeks for the current year. RV sales in fiscal 2007 were negatively impacted by the absence of travel trailer sales of emergency living units. In addition, a softer motor home market early in the fiscal year affected the rest of the RV market segments late in our fiscal year. Housing Group sales suffered from the loss of disaster relief sales, community/park developer business that did not recur in the current year, decreased sales to the formerly company-owned retail business, and general weakness in the housing market.

Consolidated Net Sales, Cost of Sales, and Gross Profit

The following table presents consolidated net sales, cost of sales, and gross profit for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net sales	$ 2,007,922	100.0%	$ 2,432,400	100.0%	$ (424,478)	(17.5)%
Cost of sales	1,730,536	86.2	2,009,708	82.6	(279,172)	(13.9)
Gross profit	$ 277,386	13.8%	$ 422,692	17.4%	$ (145,306)	(34.4)

Gross margin declined from a prior-year level that was elevated by higher production volumes and manufacturing efficiencies associated with the disaster relief sales. Additionally, competitive markets and a shift away from higher-margin products reduced consolidated gross margin.

Operating Expenses

The following table presents operating expenses for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Selling	$ 58,773	2.9%	$ 62,092	2.5%	$ (3,319)	(5.3)%
Warranty and service	103,299	5.1	120,593	5.0	(17,294)	(14.3)
General and administrative	169,828	8.5	204,448	8.4	(34,620)	(16.9)
Operating expenses	$331,900	16.5%	$387,133	15.9%	$(55,233)	(14.3)

Lower operating expenses, which include selling, warranty and service, and general and administrative expenses, were attributable to headcount and expense reductions from restructuring initiatives and lower incentive compensation costs. Also, lower warranty expense resulted from lower sales and a return to a more cost-effective factory-based service, rather than a centralized service operation.

Other Operating Expenses, net

Other operating expense, net, in fiscal 2007 included approximately $14.0 million for one-time employee separation costs related to several plant closings and restructuring efforts, and $2.8 million of impairment charges on idle facilities, partially offset by $4.3 million of gains from the sale of idle facilities. Other operating expenses in fiscal 2006 consisted of $5.0 million of severance costs, $1.6 million of impairment charges on idle facilities, and a $0.5 million gain on sales of fixed assets.

Other Income (Expense)

Other income (expense) consisted of investment income, interest expense, and miscellaneous other income. Investment income increased to $5.9 million from $5.4 million in the prior year due to higher average interest rates earned on invested funds. Interest expense declined to $28.5 million from $29.7 million due to lower borrowings, the effect of the repayment of the deferred distributions on the 6% convertible trust preferred securities in February 2006, and the redemption of $50 million in face value of the same securities in June 2006, partially offset by interest expense of $2.9 million recorded on the Coleman judgment, pending the outcome of an appeals process. The redemption also generated other income of $18.5 million representing a pre-tax gain on the purchase and resulted in the cancellation of one million shares or 24.8% of the previously outstanding 6% convertible trust preferred securities at a discount to par value.

Provision for Income Taxes

The current-year tax provision was principally due to $14.7 million of non-cash adjustments to the carrying amount of the deferred tax asset as a result of changes in our tax planning strategies. Our decision to market for sale certain appreciated real estate properties reduced remaining unrealized gains that would be available to realize the carrying value of the deferred tax asset by $11.1 million. Earlier in fiscal 2007, the realization of gains from the repurchase of the 6% convertible trust preferred securities at a discount to book value resulted in a similar adjustment in the amount of $3.6 million. The income tax provision also included state tax liabilities in several states, with no offsetting tax benefits in others. The prior year tax provision resulted primarily from the effect of an increase in the partial valuation allowance attributed to our deferred tax assets of $5.7 million. This change resulted from a reduction in the estimated benefit of various available tax strategies, which, if executed, are intended to generate sufficient taxable income to realize the remaining net deferred tax asset.

Recreational Vehicles:

The following table presents RV Group net sales by division for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 961,925	66.7%	$ 976,698	60.6%	$ (14,773)	(1.5)%
Travel trailers	391,310	27.2	551,501	34.2	(160,191)	(29.0)
Folding trailers	88,575	6.1	84,018	5.2	4,557	5.4
Net sales	$1,441,810	100.0%	$1,612,217	100.0%	$(170,407)	(10.6)

Recreational vehicle sales for the year fell, mainly due to the absence this year of $135.5 million of travel trailer emergency shelter unit sales to FEMA. The decline in motor home revenues was mainly due to a weak market as consumer concerns regarding volatile fuel prices and rising interest rates negatively affected the market. The retail market for motor homes for calendar year 2006 was down 9.9% compared to a drop of 16.0% for our retail activity caused mainly by the lack of low-priced and fuel-efficient Class C units in our product line. We introduced two low-priced Class C models in the spring and expect to introduce a more fuel-efficient Class C product later in calendar 2007.

Travel trailer sales to independent dealers, which exclude $135.5 million of FEMA sales to the Gulf Coast region in the prior year, were off 5.9%, reflecting softer industry conditions that began in the latter part of the calendar year 2006. The retail market for travel trailers for calendar year 2006 was off 1.7% after being positive for most of the year. Our retail sales for the same period were down by 22.8%, mainly due to a lack of competitive products in several product segments in the early part of the year. Subsequently, we introduced new products and brands and, in the last six months through April 2007, industry shipments declined 19.7% versus our shipments declining only 2.8%, providing strong evidence that our new products are being positively received by our dealers.

Folding trailer revenues were up from the prior year despite a decrease of 7.7% in unit sales, which reflects a shift in product mix to higher-priced products. The folding trailer retail market was off about 6.0% for the calendar year, while sales of Fleetwood's products were down only 2.2%, resulting in market share growth from 37.9% to 39.4% for the year.

Gross margin for the RV Group declined from 13.3% to 10.8% reflecting elevated margins in the prior year generated by efficiencies from the production of 10,561 disaster relief units. Current year inefficiencies and incremental costs related to the introduction of a significant number of new products also contributed to the negative comparison. Motor home and folding trailer gross margins were favorably influenced by lower labor costs stemming from improved efficiencies in the current year.

Operating expenses for the RV Group were $207.1 million, $6.6 million lower than the prior year but higher as a percentage of sales, rising from 13.3% in the prior year to 14.4% for the current period. The decrease in expenses was due to improved warranty costs and lower general and administrative expenses related to restructuring initiatives, partially offset by higher selling costs for the national dealer meeting and marketing materials for major new model introductions.

Other operating expenses of $10.6 million were up $9.6 million from the prior year related mostly to restructuring costs from the closure of five travel trailer plants.

The following table presents division operating income (loss) for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 12,122	1.3%	$ 5,364	0.5%	$ 6,758	126.0%
Travel trailers	(65,301)	(16.7)	1,067	0.2	(66,368)	NM
Folding trailers	(9,237)	(10.4)	(6,215)	(7.4)	(3,022)	(48.6)
RV Group	$ (62,416)	(4.3)	$ 216	0.0	$ (62,632)	NM

Manufactured Housing:

The following table presents Housing Group net sales for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Wholesale sales	$ 518,258	100.0%	$ 795,596	100.0%	$ (277,338)	(34.9)%

Results for the Housing Group consist of factory wholesale revenues. In the prior year, results also included sales to our retail business prior to its divestiture in August 2005. Transactions with our retail business prior to the sale were eliminated in consolidation. In the current presentation, revenues for the retail business are included in the results of discontinued operations.

In addition to the continued effects of difficult industry conditions, the negative sales comparison reflects prior-year sales of $86.8 million in sales for hurricane disaster relief, $136 million in sales to community/park operators and $25.6 million of intercompany sales to the sold retail business. In the current year, those sales were substantially less or in the case of disaster relief, non-existent. Manufactured homes are sold as single-section or multi-section units. Multi-section units typically are built in two, three or four sections. The average selling price per home increased 11.4% over the prior year from $35,078 to $39,093. Most of this change was attributable to abnormally low prices in the prior year related to a large number of shipments of special single-section homes to assist in hurricane disaster relief. Excluding these special units, the average price per home increased 7.6%, which more closely approximates material cost increases.

Year over year, manufactured housing industry shipments for calendar 2006 were down 19.7% to 117,371, a 45-year low. Our unit volume for the similar period declined 36.3% with single-section sales off by 55.7% and multi-section homes down 26.2%. Our overall market share, based on wholesale shipments for the 2006 calendar year, fell to 12.9% from 16.3% in calendar year 2005. The Group's market share for multi-section homes also fell from 16.5% to 13.7%, while its share of the single-section market declined from 15.8% to 10.9%. This loss of market share was principally attributed to the sale of company-owned stores in August 2005. Of the 125 stores that were sold, approximately half were subsequently closed or are no longer buying Fleetwood products. Additionally, sales to community and park operators were lower in the current period.

Despite substantial sales related to the impact of hurricanes in 2004 and 2005, the underlying manufactured housing market continued to be adversely affected by the limited availability of retail financing, as well as competition from conventional builders benefiting from low mortgage rates and more liberal financing. In addition, traditionally strong manufactured housing markets, such as California, Arizona, and parts of the Southeast, particularly Florida, developed weakness in calendar 2006.

Gross profit margins decreased from 24.3% to 21.4%, reflecting higher margins in the prior year associated with efficiencies from the production of 3,174 disaster relief units, aggressive pricing necessary to compete in a tightening market, higher labor costs from operating for partial weeks, and fixed manufacturing overheads being spread over fewer units.

Operating expenses declined $36.8 million or 24.4% to $113.8 million. The decrease was attributable to lower general and administrative expenses and a significant reduction in selling and warranty expenses as a result of decentralizing operations.

Other operating expenses decreased $4.1 million from the prior year. Current-year expenses include $2.8 million of impairment charges and $1.5 million of severance and restructuring costs, offset by $4.3 million in gains from the sale of idle facilities. Prior-year expenses included $1.6 million of impairment charges and $3.0 million of severance and restructuring costs, partially offset by $0.8 million of gains from sales of fixed assets.

Supply Operations:

The Supply Group contributed revenues of $161.2 million for fiscal year 2007 compared to $209.7 million in the prior year, of which $47.9 million and $50.2 million, respectively, were sales to third party customers. Operating income decreased from $2.2 million in the prior year to $1.7 million in fiscal 2007 mainly due to the lower sales.

Discontinued Operations:

In March 2005, we announced our intention to exit the manufactured housing retail and financial services businesses and most of these operations were sold by August 2005. The businesses are presented as discontinued operations in our financial statements. Losses from discontinued operations were $2.3 million in the current year compared to a loss of $22.4 million in the prior year. The current-year loss consists of general and administrative costs associated with wind-down and closure activities.

Consolidated Results in Fiscal Year 2006 Compared with Fiscal Year 2005

Consolidated Results:

The following table presents net loss and diluted loss per share for fiscal 2006 and 2005 (amounts in thousands, except per share data):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net loss from continuing operations	$ (6,065)	(.2)%	$ (72,577)	(3.1)%	$ 66,512	91.6%
Net loss	(28,437)	(1.2)	(161,459)	(6.8)	133,022	82.4
Diluted loss per share	$ (.48)		$ (2.92)			

The substantial decrease to the net loss from continuing operations during fiscal 2006 stems primarily from improved operating results further enhanced by lower net interest expense and partially offset by an increase in non-cash tax expenses. The decrease in our net loss for this fiscal year was even more pronounced due to the sizable reduction to losses from discontinued operations following the sale of our retail and financial services business in August 2005.

Net Sales

The following table presents consolidated net sales by group for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
RV Group	$ 1,612,217	66.3%	$ 1,659,882	69.9%	$ (47,665)	(2.9)%
Housing Group	795,596	32.7	785,547	33.1	10,049	1.3
Supply Group	50,214	2.1	57,020	2.4	(6,806)	(11.9)
Intercompany sales	(25,627)	(1.1)	(127,737)	(5.4)	102,110	79.9
Net sales	$ 2,432,400	100.0%	$ 2,374,712	100.0%	$ 57,688	2.4

Consolidated net sales increased by 2.4% or $57.7 million. RV sales were generally weak throughout the year, although sales of travel trailers for use as emergency shelter in the Gulf Coast region provided a boost to revenues and reduced the year-over-year decline to 2.9%. Manufactured housing revenues increased by 1.3%, also assisted by the sale of units intended for use as emergency shelter, partially offset by lower sales to former company-owned retail stores, a number of which were closed following their sale. Intercompany sales to the retail housing business, before its sale in August 2005, are excluded from consolidated revenues. Revenues from both the retail and financial services businesses are presented separately as part of discontinued operations.

Consolidated Net Sales, Cost of Sales, and Gross Profit

The following table presents consolidated net sales, cost of sales, and gross profit for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net sales	$ 2,432,400	100.0%	$ 2,374,712	100.0%	$ 57,688	2.4%
Cost of sales	2,009,708	82.6	1,979,482	83.4	30,226	1.5
Gross profit	$ 422,692	17.4%	$ 395,230	16.6%	$ 27,462	6.9

Gross profit margin increased to 17.4% of sales compared to 16.6% last year. A significant focus was placed on more effectively managing production schedules and improving plant efficiencies. The additional unit volume from the production of emergency shelter units also enabled plants to operate with higher capacity utilization, particularly those in the travel trailer business, where margins had previously been negatively impacted from producing lower volumes of a wide variety of unique products. Also, the prior-year margins were impacted by inefficiencies associated with vacillating RV production rates during the second half of fiscal 2005 to align inventories and supply with weakening demand. Certain areas of our business continued to experience rising raw material costs as prices for oil, aluminum, copper, and other commodities increased. Higher fuel prices also contributed to an increase in shipping costs.

Operating Expenses

The following table presents operating expenses for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Selling	$ 62,092	2.5%	$ 76,642	3.2%	$ (14,550)	(19.0)%
Warranty and service	120,593	5.0	131,290	5.5	(10,697)	(8.1)
General and administrative	204,448	8.4	212,255	9.0	(7,807)	(3.7)
Operating expenses	$ 387,133	15.9%	$ 420,187	17.7%	$ (33,054)	(7.9)

A restructuring of the housing sales organization contributed to a reduction in selling costs combined with lower overall expenditures on strategic ventures and marketing initiatives. Warranty expenses for both groups declined due to lower incurred warranty costs combined with lower reserves. Responsibility for service and warranty work was transitioned back to the manufactured housing and travel trailer plants during the year and this, combined with initiatives to manage quality issues, had a positive impact on costs in this area. General and administrative expenses decreased due to lower workers' compensation costs, consulting costs, and headcount reductions, partially offset by higher variable compensation costs.

Other Operating Expenses, net

Other operating expenses, net in fiscal 2006 consisted of impairment charges of $1.6 million and severance costs of $5.0 million, partially offset by net gains on sale of fixed assets of $0.5 million. Other operating expenses, net in fiscal 2005 consisted of litigation charges of $16.3 million, including charges related to a $14.6 million judgment in the dispute with Coleman, as well as impairment charges of $1.9 million and severance costs of $2.9 million, partially offset by net gains on sale of fixed assets of $2.5 million.

Other Income (Expense)

Other income (expense) improved by $3.5 million to $(24.2) million in fiscal 2006 when compared to the previous year. The change was attributable to costs of $2.7 million in the prior year related to transactions involving our trust preferred securities, as well as lower borrowings and higher invested balances at higher interest rates in the current year versus the prior year.

Recreational Vehicles:

The following table presents RV Group net sales by division for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 976,698	60.6%	$ 1,097,091	66.1%	$ (120,393)	(11.0)%
Travel trailers	551,501	34.2	477,610	28.8	73,891	15.5
Folding trailers	84,018	5.2	85,181	5.1	(1,163)	(1.4)
Net sales	$ 1,612,217	100.0%	$ 1,659,882	100.0%	$ (47,665)	(2.9)

In calendar 2005, our motor home market share declined slightly to 17.5% and retail unit sales decreased by 9.2% compared to calendar 2004. In fiscal 2006 compared to fiscal 2005, wholesale revenues were down by a greater 11.0%. This was largely in line with the experience of the industry, which was impacted by adverse trends in consumer confidence stemming mostly from volatile fuel prices. In calendar 2006, we experienced market share growth in the Class C and diesel segments with market erosion in the Class A gas segment, primarily in the entry-level and high-line gas products.

Travel trailer sales were up 15.5% in fiscal 2006 compared to fiscal 2005. Wholesale shipments benefited from the sale of emergency living units, which generated $121.6 million of additional revenue in fiscal 2006 compared to fiscal 2005. Sales to our traditional dealer network, in terms of units, decreased by approximately 13% and underlying retail unit sales were down by 3.3% in calendar 2005 compared to the previous year. This continued a trend of eroding market share particularly in the higher-priced fifth-wheel travel trailer class to 4.5% and conventional travel trailers to 10.6%, that can be attributed to a mismatch of value and features in our products relative to the competition.

Folding trailer sales were down 1.4%, but market share increased slightly to 38% as the industry was down nearly 17% for calendar 2005. A prolonged industry decline slowed considerably as this market showed some signs of recovery by the end of the fiscal year. We continue to maintain a dominant market share in this segment.

The RV Group generated $216,000 of operating income in fiscal 2006 compared to an operating loss of $39.2 million in the prior fiscal year. Despite sales that were lower by 2.9%, higher margins and lower operating expenses contributed to the improvement in operating results. Prior-year operating results also included a charge related to a $14.6 million judgment in the Coleman litigation.

The following table presents division operating income (loss) for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 5,364	0.5%	$ 27,702	2.5%	$ (22,338)	(80.6)%
Travel trailers	1,067	0.2	(40,897)	(8.6)	41,964	102.6
Folding trailers	(6,215)	(7.4)	(25,974)	(30.5)	19,759	76.1
RV Group	$ 216	0.0	$ (39,169)	(2.4)	$ 39,385	100.6

Manufactured Housing:

The following table presents Housing Group net sales for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Wholesale sales	$ 795,596	100.0%	$785,547	100.0%	$10,049	1.3%

Results for the Housing Group consist of factory wholesale revenues. In the prior year, results also included sales to our retail business prior to its divestiture in August 2005. Transactions with our retail business prior to the sale were eliminated in consolidation. In the current presentation, revenues for the retail business are included in the results of discontinued operations.

Revenues in fiscal 2006 were up 1.3% from the prior year, and included $25.6 million of intercompany sales to company-owned retail sales centers. Manufacturing unit volume decreased 5.3% to 22,681 homes, and the total number of housing sections was down 7.8% to 37,695 due to a shift in sales mix toward single-section homes. Multi-section homes represented 64% of factory shipments for the fiscal year versus 68% last year.

Sales volume was improved over the prior year because of significant sales of emergency shelter product in response to hurricane damage in the Gulf Coast region. This was partially offset by lower sales to manufactured housing community developers and to divested company-owned stores.

Gross profit margin of 24.3% of sales was a 2.1% increase over the prior year. Operating costs decreased $13.2 million or 8% as a result of lower selling and product warranty expenses following a reorganization of these functions. Other operating expenses also decreased by $1.2 million, primarily due to charges in the prior year, including $1.9 million of impairment, $0.8 million for severance and $1.7 million in litigation costs. Overall results improved from an operating profit of $6.4 million to $38.8 million.

Supply Operations:

Including intercompany sales, our Supply Group contributed revenues of $209.7 million in fiscal 2006 compared to $232.8 million in fiscal 2005, of which $50.2 million and $57.0 million, respectively, were sales to third-party customers. Operating income from sales to third party customers declined from $3.8 million to $2.2 million primarily as a result of lower margins and a gain on the sale of the drapery operation in the prior year.

Discontinued Operations:

In March 2005, we announced our intention to exit the manufactured housing retail and financial services businesses, and most of these operations were sold in August 2005. The businesses are presented as discontinued operations in our financial statements. Losses from discontinued operations were $2.3 million in the current year compared to a loss of $22.4 million in the prior year. The current year loss consists of general and administrative costs associated with wind-down and closure activities.

Liquidity and Capital Resources

We use external funding sources, including the issuance of debt and equity instruments, to supplement working capital, fund capital expenditures, and meet internal cash flow requirements on an as-needed basis. Cash totaling $37.1 million was used by operating activities during fiscal 2007 compared to cash generated of $31.5 million for fiscal 2006. In fiscal 2007, the loss from continuing operations, adjusted for non-cash items but excluding the effects of changes in assets and liabilities during the year, used $63.4 million of cash. Changes in remaining working capital balances provided $26.3 million in cash, primarily due to a reduction in receivables of $30.9 million related to lower travel trailer and housing volumes. In fiscal 2006, cash generated by operations resulted primarily from $55.8 million in lower inventories partially offset by a decrease in accruals.

Capital expenditures in fiscal 2007 totaled $8.3 million compared to $15.8 million in the prior year. Additionally, proceeds from the sale of idle facilities generated $10.2 million this year compared to $4.0 million last year.

Borrowings under our secured syndicated credit facility, led by Bank of America, N.A., as administrative agent, including the term loan, declined by $2.7 million in fiscal 2007. These borrowing arrangements are discussed in more detail below. We purchased and cancelled one million shares or 24.8% of our previously outstanding 6% convertible trust preferred securities in July 2006. The transaction price of $31 per share represented a discount of approximately 39% from the par value of $50 per share, taking into account accrued and unpaid interest. Long-term debt was reduced by $50 million and we recorded a pre-tax gain of approximately $18.5 million in other income.

Net cash used by discontinued operations was $2.3 million compared to cash provided of $41.8 million in the prior year. The cash used in fiscal 2007 related mostly to administrative costs incurred in connection with the wind-down of operations. Net cash generated by discontinued operations in the prior year generally related to the sale of company-owned retail housing stores, partially offset by the repayment of related debt and operating losses for that period.

As a result of the above-mentioned changes, cash and marketable investments decreased by $69.6 million from $145.9 million as of April 30, 2006, to $76.3 million as of April 29, 2007.

Credit Agreements:

In January 2007, the agreement governing our credit facility with a syndicate of lenders led by Bank of America was renewed and extended until July 31, 2010. We originally entered into the agreement in July 2001, and it was amended on several occasions prior to the most recent renewal. The new amended and restated agreement incorporates prior amendments and makes additional changes, but continues to provide for a revolving credit facility, a term loan, and a real estate sub-facility to the revolver.

In the January renewal, at our request, gross loan commitments for the three components of the facility were reduced to $182 million from May through November, with a seasonal uplift to $207 million from December through April. The reduced size of the commitments, in part, reflects our exit from the manufactured housing retail and financial services businesses, which were designated as discontinued operations and subsequently sold in the second quarter of fiscal 2006. The size of the new facility more closely matches the availability provided by the current borrowing base. The commitments to the term loan and real estate sub-facility, which had been reduced through quarterly amortization to net values of $17.3 million and $10.9 million, respectively, at the end of our fiscal year were subsequently increased by $3.9 million and $3.7 million, respectively, with the completion of updated real estate appraisals in June 2007. In addition, when appraisals were updated and the term loan was increased, the maturity date of the term loan was extended from July 31, 2007 to July 31, 2010. On the first day of each fiscal quarter beginning January 29, 2007, we are required to repay $786,000 in principal on the term loan and the ability to borrow under the real estate sub-facility is reduced by $375,000.

The amended facility continues to include restrictions regarding additional indebtedness, business operations, liens, guaranties, transfers and sales of assets, and transactions with subsidiaries or affiliates. The amended facility also contains customary events of default that would permit the lenders to accelerate repayment of borrowings under the amended facility if not cured within applicable grace periods, including the failure to make timely payments under the amended facility or other material indebtedness and the failure to meet certain covenants.

Under the prior facility, real estate with an approximate appraised value of $108 million was pledged as security, which included excess collateral of $50 million. Under the amended facility, total real estate collateral was reduced to approximately $77.5 million, and the excess collateral component reduced to $20 million. The reduction of over $30 million in collateral was driven by the lower loan commitments under the amended facility.

In May 2007, the credit facility was further amended to reset the financial performance covenant at levels that more closely approximate our expectations of future operating results. As part of the amendment, we agreed to restore $5 million in real estate collateral to the excess collateral pool for the benefit of the syndicate, increasing the total of such excess collateral to $25 million.

After giving effect to the extended maturity date of the term loan, the aggregate short-term balance outstanding on the revolver and term loan was $5.3 million as of April 29, 2007 and $5.7 million as of April 30, 2006. An additional $14.1 million of the term loan was included in long-term borrowings as of April 29, 2007, and an additional $16.5 million of the term loan was included in long-term borrowings as of April 30, 2006. The revolving credit line and term loan bear interest, at our option, at variable rates based on either Bank of America's prime rate or one, two or three-month LIBOR.

As of April 29, 2007, the net loan commitments for the credit facility stood at $198.2 million, comprised of $180.9 million for the revolver and $17.3 million for the term loan. Our borrowing capacity, however, is governed by the amount of a borrowing base, consisting primarily of inventories and accounts receivable that fluctuate significantly. The borrowing base is revised weekly for changes in receivables and monthly for changes in inventory balances. At year-end, the borrowing base totaled $145.3 million. After consideration of outstanding borrowings and standby letters of credit of $69.1 million, unused borrowing capacity (availability) was approximately $56.7 million. Borrowings are secured by receivables, inventory and certain other assets, primarily real estate, and are used for working capital and general corporate purposes. Under the senior credit agreement, Fleetwood Enterprises, Inc. is a guarantor of the borrowings and letters of credit of its wholly owned subsidiary, Fleetwood Holdings, Inc. We are subject to a springing covenant that requires minimum levels of earnings before interest, taxes, depreciation, and amortization, but only if our average daily liquidity, defined as cash, cash equivalents, and unused borrowing capacity, falls below a prescribed minimum level. This minimum, which is measured monthly, was also reduced under the January 2007 renewal from $90 million to $50 million. In addition, the current agreement requires testing of the covenant if liquidity falls below $25 million on any single day or average daily availability is below $20 million in any particular month.

Dividends and Distributions:

On October 30, 2001, we announced that we would discontinue the payment of dividends. Any future resumption of dividends on our common stock would be at the discretion of our board of directors, and is not currently contemplated.

Other:

In the opinion of management, the combination of existing cash resources, expected future cash flows from operations, and available lines of credit will be sufficient to satisfy our foreseeable cash requirements for the next 12 months, including up to $20 million for capital expenditures in fiscal 2008, to be utilized primarily for enhancements to manufacturing facilities.

Contracts and Commitments

The table below shows our payment obligations for long-term debt, capital leases, operating leases and purchase obligations for the next five years and beyond as of April 29, 2007 and the effects those obligations are expected to have on liquidity and cash flow in future periods:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Payments Due By Period				
	(Amounts in thousands)				
5% convertible senior subordinated debentures(1)(2)	$ 108,178	$ 5,000	$ 103,178	$ —	$ —
6% convertible subordinated debentures(1)(3)	349,001	9,075	18,150	18,150	303,626
Other long-term debt (excluding capital lease obligations)(1)	21,583	4,593	8,325	8,195	470
Capital lease obligations(1)	5,508	2,668	2,798	42	—
Operating leases(4)	9,115	3,082	4,282	1,751	—
Other long-term liabilities:					
Deferred compensation and non-qualified retirement plans(1)	40,380	5,223	8,525	4,781	21,851
Insurance reserves	53,189	18,629	34,560	—	—
Warranty	69,179	45,926	23,253	—	—
Total	$656,133	$94,196	$203,071	$32,919	$325,947

(1) The 5% convertible senior subordinated debentures, 6% convertible subordinated debentures, long-term debt obligations, capital lease obligations and deferred compensation and non-qualified retirement plans include both principal and interest commitments for the periods presented. The interest commitment on the deferred compensation is based on an estimated average of the prime rate of 8.25%. The interest commitment on our 5% convertible senior subordinated debentures, our 6% convertible subordinated debentures, as well as other fixed rate debt included in other long term debt above are based on their stated rates. The interest commitment on the Bank of America term loan is based on the rate discussed in Note 12.

(2) Holders of the $100 million aggregate principal amount of the 5% convertible senior subordinated debentures due in 2023, which are more fully described in Note 13, have the ability, in whole or in part, to require us to repurchase these debentures as early as December 15, 2008, and the payment maturity above has been presented accordingly. We may, at our option, elect to pay the repurchase price in cash, common stock or a combination thereof.

(3) Includes $8.9 million of an obligation that represents the purchase by us of the common shares of the underlying trust. Our net obligation to third parties is reduced by a similar amount.

(4) Some of our facilities are leased under terms that range from monthly to five years. Also included in the above amounts are equipment leases. Management expects that in the normal course of business, leases will be renewed or replaced by other leases to support continuing operations.

Off-Balance Sheet Arrangements

We describe our aggregate contingent repurchase obligation in Note 17 to our financial statements and under Critical Accounting Policies in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Under the senior credit agreement, Fleetwood Enterprises, Inc. is a guarantor of the borrowings of Fleetwood Holdings, Inc., which includes most of our wholly owned manufacturing subsidiaries. The borrowings of Fleetwood Holdings, Inc. are included in our consolidated financial statements.

We describe our lease guarantees in Note 17 to our financial statements.

New Accounting Pronouncements

Fair Value Option

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. This statement is effective for fiscal years beginning after November 15, 2007. Fleetwood is currently evaluating the impact of the adoption of SFAS No. 159.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement where the FASB has previously determined that under those pronouncements fair value is the appropriate measurement. This statement does not require any new fair value measurements but may require companies to change current practice. This statement is effective for fiscal years beginning after November 15, 2007. Fleetwood is currently evaluating the impact of the adoption of SFAS No. 157 where fair value measurements are used.

Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare, and other postretirement plans in their financial statements. The incremental effect of adopting SFAS No. 158 on Fleetwood's financial statements at April 29, 2007 decreased accumulated other comprehensive income by approximately $2.1 million. See Note 9 and Note 10 of the notes to the consolidated financial statements for further discussion of the effect of SFAS No. 158.

Split-Dollar Life Insurance Arrangements

In September 2006, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." The scope of EITF No. 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF No. 06-4 is effective for fiscal years beginning after December 15, 2007. Fleetwood adopted EITF No. 06-4 early, in fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

Errors and Corrections

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 which provides interpretive guidance on how the effects of the carryover or reversal of prior-year misstatements should be considered in quantifying a current year misstatement. SAB No. 108 is effective for fiscal years ending after November 15, 2006. Fleetwood adopted SAB No. 108 in its annual consolidated financial statements for fiscal 2007, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

Income Taxes

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," which supplements SFAS No. 109, "Accounting for Income Taxes," by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN No. 48 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Fleetwood adopted FIN No. 48 at the beginning of fiscal 2008 and its adoption is not expected to have a material impact on Fleetwood's results of operations or financial position.

Variable Interest Entities

In April 2006, the FASB issued FASB Staff Position (FSP) FIN 46R-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46R," which requires the variability of an entity to be analyzed based on the design of the entity. The nature and risks in the entity, as well as the purpose for the entity's creation, are examined to determine the variability in applying FIN 46R, "Consolidation of Variable Interest Entities." The variability is used in applying FIN 46R to determine whether an entity is a Variable Interest Entity (VIE), which interests are variable interests in the entity, and who is the primary beneficiary of the VIE. This statement is effective for all reporting periods beginning after June 15, 2006 and was adopted by Fleetwood at the beginning of the second quarter of fiscal 2007. This statement did not have a significant impact on Fleetwood's financial condition or results of operations.

Life Insurance Policies

In March 2006, the FASB issued FSP No. FTB 85-4-1, "Accounting for Life Settlement Contracts by Third Party Investors." FSP FTB 85-4-1 provides for a contract-by-contract irrevocable election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the condensed consolidated statements of operations, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized; however, no income is recognized until the death of the insured party. The guidance of FSP FTB 85-4-1 will be effective for fiscal years beginning after June 15, 2006. Fleetwood adopted FSP FTB 85-4-1 as of the beginning of fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

In September 2006, the EITF reached a conclusion on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance." The scope of EITF No. 06-5 consists of three separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of "key persons." The three issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. Fleetwood adopted EITF No. 06-5 as of the beginning of fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." Previously, Fleetwood accounted for share-based payments under the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and disclosed share-based payment expense as if accounted for under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123R, a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

Fleetwood adopted SFAS No. 123R effective with the beginning of the first quarter of fiscal 2007, as discussed further in Note 2 and Note 19 to the financial statements.

In November 2005, the FASB issued FSP SFAS No. 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." FSP SFAS No. 123R-3 provides an elective alternative transition method to SFAS No. 123R in accounting for the tax effects of share-based payment awards to employees. The elective method utilizes a computational component that establishes a beginning balance of the Additional Paid-In Capital (APIC) pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123R. The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS No. 123R is determined in accordance with the guidance in SFAS No. 123R. Fleetwood did not adopt the transition election of FSP SFAS No. 123R-3.

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of Accounting Research Bulletin No. 43, Chapter 4." SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities.

The provisions in SFAS No. 151 are effective for inventory costs incurred subsequent to the beginning of the first quarter of fiscal 2007 and did not have a material impact on Fleetwood's results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to fluctuations in interest rates on marketable investments, investments underlying a company-owned life insurance program (COLI), and variable rate debt under the secured credit facility. In addition, market-related changes to our 6% convertible trust preferred securities indirectly may impact the amount of the deferred tax valuation allowance, which currently depends on available tax strategies, including the unrealized gains on these securities. We do not currently use interest rate swaps, futures contracts or options on futures, or other types of derivative financial instruments.

The vast majority of our marketable investments are in institutional money market funds or fixed rate securities with average original maturity dates of two weeks or less, minimizing the effect of interest rate fluctuations on their fair value.

With respect to the company-owned life insurance program, the underlying investments are subject to both interest rate risk and equity market risk.

For variable rate debt, changes in interest rates generally do not influence fair market value, but do affect future earnings and cash flows. Based upon the amount of variable-rate debt outstanding at the end of the year, and holding the variable-rate debt balance constant, each one percentage point increase in interest rates occurring on the first day of an annual period would result in an increase in interest expense of approximately $195,000. For both fixed-rate loans and debt, changes in interest rates generally affect the fair market value, but not earnings or cash flows. Currently, the effects of such changes on our financial statements are not expected to be material.

We do not believe that future market equity or interest rate risks related to our marketable investments or debt obligations will have a material impact on our results.

Performance

The following graph summarizes the cumulative total return* on our stock price compared to the S&P 600 Index and a group of our peers for the previous five years. There is no currently available published index of companies involved in the same businesses as ours. The peer group consists of the following companies: Cavalier Homes, Inc., Champion Enterprises, Inc., Coachmen Industries, Inc., Monaco Coach Corporation, National R.V. Holdings Inc., Palm Harbor Homes, Inc., Skyline Corp., Thor Industries, Inc., and Winnebago Industries, Inc. The peer group contains the largest public companies in our industries, the performance of which investment analysts generally compare to our performance. None of these companies is truly comparable to us. Most are smaller, some are involved only in manufactured housing and others only in recreational vehicles and some own retail businesses and are vertically integrated.


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4/28/02
4/27/03
4/25/04
4/24/05
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FLEETWOOD ENTERPRISES, INC.
S & P SMALLCAP 600
PEER GROUP

* $100 invested on 4/28/02 in stock or on 4/30/02 in index—including reinvestment of dividends. Index calculated on month-end basis.

FLEETWOOD ENTERPRISES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Fleetwood Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Fleetwood Enterprises, Inc. as of April 29, 2007 and April 30, 2006, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended April 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on theses financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fleetwood Enterprises, Inc. at April 29, 2007 and April 30, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 29, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fleetwood Enterprises, Inc.'s internal control over financial reporting as of April 29, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 6, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
July 6, 2007

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareholders
Fleetwood Enterprises, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Fleetwood Enterprises, Inc., maintained effective internal control over financial reporting as of April 29, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fleetwood Enterprises Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Fleetwood Enterprises, Inc. maintained effective internal control over financial reporting as of April 29, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Fleetwood Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 29, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balances sheets of Fleetwood Enterprises, Inc. as of April 29, 2007 and April 30, 2006 and the related consolidated statements of operations, changes in shareholders' equity, and cash flow for each of the three years in the period ended April 29, 2007, and our report dated July 6, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
July 6, 2007

FLEETWOOD ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	Years Ended April		
	2007	2006	2005
Net sales:			
RV Group	$ 1,441,810	$ 1,612,217	$ 1,659,882
Housing Group	518,258	795,596	785,547
Supply Group	47,854	50,214	57,020
Intercompany sales	—	(25,627)	(127,737)
	2,007,922	2,432,400	2,374,712
Cost of products sold	1,730,536	2,009,708	1,979,482
Gross profit	277,386	422,692	395,230
Operating expenses	331,900	387,133	420,187
Other operating expenses, net	12,502	6,054	18,581
	344,402	393,187	438,768
Operating income (loss)	(67,016)	29,505	(43,538)
Other income (expense):			
Investment income	5,902	5,437	2,385
Interest expense	(28,457)	(29,662)	(27,349)
Other, net	18,530	—	(2,724)
	(4,025)	(24,225)	(27,688)
Income (loss) from continuing operations before income taxes	(71,041)	5,280	(71,226)
Provision for income taxes	(16,609)	(11,345)	(1,351)
Loss from continuing operations	(87,650)	(6,065)	(72,577)
Loss from discontinued operations, net	(2,311)	(22,372)	(88,882)
Net loss	$ (89,961)	$ (28,437)	$ (161,459)

	Years Ended April		
	2007	2006	2005
Net loss per common share:			
Loss from continuing operations	$ (1.37)	$ (.10)	$ (1.31)
Loss from discontinued operations	$ (.04)	$ (.38)	$ (1.61)
Net loss per common share	$ (1.41)	$ (.48)	$ (2.92)
Basic and diluted weighted average common shares	63,964	59,506	55,332

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	April 29, 2007	April 30, 2006
ASSETS		
Cash	$ 52,128	$ 123,141
Marketable investments	24,161	22,768
Receivables	123,535	154,493
Inventories	174,910	177,832
Deferred taxes	7,847	14,374
Other current assets	11,256	16,851
Total current assets	393,837	509,459
Property, plant and equipment, net	192,229	217,458
Deferred taxes	46,488	54,682
Cash value of company-owned life insurance	22,956	29,938
Goodwill	6,316	6,316
Other assets	41,345	44,182
Total assets	$ 703,171	$ 862,035
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 52,226	$ 65,333
Employee compensation and benefits	50,766	53,267
Federal and state income taxes	2,961	2,217
Product warranty reserves	45,926	45,488
Insurance reserves	18,629	17,531
Other short-term borrowings	7,314	7,476
Accrued interest	7,526	7,197
Other current liabilities	69,970	67,728
Total current liabilities	255,318	266,237
Deferred compensation and retirement benefits	28,237	33,609
Product warranty reserves	23,253	21,635
Insurance reserves	34,560	36,268
Convertible senior subordinated debentures	100,000	100,000
Convertible subordinated debentures	160,142	210,142
Other long-term debt	17,508	23,199
Total liabilities	619,018	691,090
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $1 par value, authorized 10,000,000 shares, none outstanding	—	—
Common stock, $1 par value, authorized 150,000,000 shares, outstanding 64,111,000 shares at April 29, 2007, and 63,878,000 at April 30, 2006	64,111	63,878
Additional paid-in capital	493,174	488,906
Accumulated deficit	(475,194)	(385,233)
Accumulated other comprehensive income	2,062	3,394
	84,153	170,945
	$ 703,171	$ 862,035

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years Ended April		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Loss from continuing operations	$ (87,650)	$ (6,065)	$ (72,577)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation expense	22,583	23,206	22,158
Amortization of financing costs	3,549	1,476	1,418
Stock based compensation expense	3,438	—	—
Asset impairment charges	2,800	1,550	1,900
Gain on investment securities transactions	(33)	(12)	(33)
Gains on sale of property, plant and equipment	(4,310)	(471)	(2,512)
Gain on redemption of convertible trust preferred securities	(18,530)	—	—
Non-cash charge on conversion of trust preferred securities	—	—	1,134
Deferred taxes	14,721	5,707	—
Changes in assets and liabilities—			
Receivables	30,958	10,116	20,078
Inventories	2,922	55,759	(43,629)
Income tax receivable	—	4,021	(2,743)
Federal and state income taxes payable	744	2,217	—
Cash value of company-owned life insurance	6,982	7,008	11,863
Other assets	3,781	4,107	(5,880)
Accounts payable	(13,107)	(10,218)	(23,253)
Accrued interest	329	(45,249)	13,578
Employee compensation and benefits	(9,727)	(10,931)	(3,000)
Product warranty reserve	2,056	1,980	11,222
Other liabilities	1,427	(12,718)	10,367
Net cash provided by (used in) operating activities	(37,067)	31,483	(59,909)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment securities available-for-sale	(21,391)	(10,876)	(8,039)
Proceeds from sale of investment securities available-for-sale	20,306	5,763	7,694
Purchases of property, plant and equipment	(8,259)	(15,842)	(33,724)
Proceeds from sales of property, plant and equipment	12,415	4,036	9,691
Net cash provided by (used in) investing activities	3,071	(16,919)	(24,378)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock, net	—	66,048	—
Repayment of borrowings	(5,853)	(34,932)	57,710
Redemption of convertible subordinated debentures	(30,385)	—	(20,767)
Proceeds from exercise of stock options	1,063	5,911	3,967
Net cash provided by (used in) financing activities	(35,175)	37,027	40,910
CASH FLOWS FROM DISCONTINUED OPERATIONS:			
Net cash used in operating activities	(2,311)	(25,067)	(36,458)
Net cash provided by (used in) investing activities	—	144,917	(879)
Net cash used in financing activities	—	(78,100)	—
Net cash provided by (used in) discontinued operations	(2,311)	41,750	(37,337)
Foreign currency translation adjustment	469	1,951	1,994
Increase (decrease) in cash	(71,013)	95,292	(78,720)
Cash at beginning of year	123,141	27,849	106,569
Cash at end of year	$ 52,128	$ 123,141	$ 27,849

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands)

	Common Stock		Additional		Accumulated Other	Total
	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Comprehensive Income (Loss)	Shareholders' Equity
BALANCE APRIL 25, 2004	52,075	$52,075	$390,107	$(195,337)	$ (563)	$ 246,282
Comprehensive loss:						
Net loss	—	—	—	(161,459)	—	(161,459)
Other comprehensive income:						
Foreign currency translation	—	—	—	—	1,994	1,994
Investment securities, net of taxes	—	—	—	—	(4)	(4)
Comprehensive loss						(159,469)
Conversion of subordinated debentures to common stock	3,191	3,191	31,429	—	—	34,620
Stock options exercised	777	777	3,190	—	—	3,967
Amortization of restricted stock	—	—	56	—	—	56
BALANCE APRIL 24, 2005	56,043	56,043	424,782	(356,796)	1,427	125,456
Comprehensive loss:						
Net loss	—	—	—	(28,437)	—	(28,437)
Other comprehensive income:						
Foreign currency translation	—	—	—	—	1,951	1,951
Investment securities, net of taxes	—	—	—	—	16	16
Comprehensive loss						(26,470)
Common stock issued—private placement	7,000	7,000	59,048	—	—	66,048
Stock options exercised	835	835	5,076	—	—	5,911
BALANCE APRIL 30, 2006	63,878	63,878	488,906	(385,233)	3,394	170,945
Comprehensive loss:						
Net loss	—	—	—	(89,961)	—	(89,961)
Other comprehensive income:						
Defined benefit transition adjustment	—	—	—	—	(2,059)	(2,059)
Foreign currency translation	—	—	—	—	469	469
Investment securities	—	—	—	—	258	258
Comprehensive loss						(91,293)
Stock options exercised	233	233	830	—	—	1,063
Share-based compensation expense	—	—	3,438	—	—	3,438
BALANCE APRIL 29, 2007	64,111	$64,111	$493,174	$(475,194)	$ 2,062	$ 84,153

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fleetwood is a manufacturer of recreational vehicles and manufactured housing. In addition, Fleetwood operates three supply companies that provide components for the recreational vehicle and housing operations, while also generating third-party sales.

Fleetwood's business began in 1950 through the formation of a California corporation. The present company was incorporated in Delaware in 1977, and succeeded by merger to all the assets and liabilities of the predecessor company. Fleetwood conducts manufacturing activities in 15 states within the U.S., and to a much lesser extent in Mexico. Fleetwood also operated a manufactured housing retail business, Fleetwood Retail Corp. (FRC), and a financial services subsidiary, HomeOne Credit Corp. (HomeOne). These businesses were designated as discontinued operations in March 2005 and the majority of their assets were sold by August 2005.

(1) Summary of Significant Accounting Policies

Principles of consolidation:

The consolidated financial statements include the accounts of Fleetwood Enterprises, Inc. and its wholly owned subsidiaries. The term "Company" or "Fleetwood" used herein means Fleetwood Enterprises, Inc. and its subsidiaries, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated.

Accounting period:

Fleetwood's fiscal year ends on the last Sunday in April. The year-end dates for the past three fiscal years were April 29, 2007, April 30, 2006, and April 24, 2005. Fiscal year 2006 included 53 weeks whereas fiscal years 2007 and 2005 were 52 weeks long. The consolidated financial statements include the discontinued operations of FRC and HomeOne for the 12-month period ended April 29, 2007, the 13-month period ended April 30, 2006, and the 12-month period ended March 31, 2005.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification:

Certain amounts previously reported have been reclassified to conform with the fiscal 2007 presentation.

Revenue recognition:

Revenue is generally recorded when all of the following conditions have been met:

- an order for a product has been received from a dealer;
- written or verbal approval for payment has been received from the dealer's flooring institution;
- a common carrier signs the delivery ticket accepting responsibility for the product as agent for the dealer; and
- the product is removed from Fleetwood's property for delivery to the dealer.

Manufacturing sales are generally made for cash, with most dealers financing their purchases under flooring arrangements with banks or finance companies. Products are not sold on consignment, dealers do not have the right to return products, and dealers are responsible for interest charges from floorplan lenders. On average, we receive payments from floorplan lenders for products sold to independent dealers within about 15 days of the invoice date.

Amounts billed to dealers for delivery of products are recognized as revenue with the corresponding delivery expense charged to cost of sales.

Dealer volume rebates and sales incentives:

Estimated costs related to dealer volume rebates and sales incentives are accrued as a reduction of revenue at the time products are sold.

Product warranty costs:

Fleetwood provides retail customers of its products with a one-year warranty covering defects in material or workmanship with longer warranties on certain structural components. Fleetwood records a liability based on the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors used in estimating the warranty liability include a history of units sold to customers, the average cost incurred to repair a unit, and a profile of the distribution of warranty expenditures over the warranty period. Product warranty costs are included in operating expenses.

Depreciation:

Depreciation is provided using the straight-line method based on the following estimated useful lives:

- Buildings and improvements—10-40 years
- Machinery and equipment—3-15 years

Depreciation expense includes the amortization of assets acquired under capital lease arrangements.

Research and development costs and advertising expense:

Fleetwood expenses research and development costs in the periods incurred. Expenditures for product research and development activities were $22.1 million in fiscal 2007, $24.4 million in fiscal 2006 and $28.7 million in fiscal 2005. Advertising expenditures, which are also expensed in the periods incurred, totaled $390,000 in fiscal 2007, $376,000 in fiscal 2006 and $889,000 in fiscal 2005.

Income taxes:

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the statutory marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred asset or liability from period to period. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Cash and cash equivalents:

Cash includes cash on hand, cash in banks, demand deposit accounts, money market funds, and readily marketable securities with original maturities of 90 days or less.

Marketable investments:

All marketable investments are classified as available-for-sale securities. Fleetwood does not hold investments classified as trading securities. Marketable investments classified as available-for-sale are reported on the consolidated balance sheet at their market value. The net unrealized gains or losses for these securities are reported, net of related taxes, as separate components of other comprehensive income (loss). Interest income from the securities portfolio is accrued as earned including the accretion of discounts and the amortization of premiums based on the original cost of each security. Realized gains or losses are recognized using the specific identification method.

Inventory valuation:

Inventories are valued at the lower of cost (first-in, first-out) or market. Manufacturing cost includes materials, labor, and manufacturing overhead.

Long-lived assets:

Fleetwood assesses the recoverability of its long-lived assets by determining whether their net book value can be recovered through projected cash flows over the remaining life. If projections indicate that the value of long-lived assets will not be recovered, an adjustment is made to reduce the asset to fair value based upon estimated cash flows over the life of the asset, including recoverability upon sale, where appropriate, or other estimates of fair value such as discounting future cash flows. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive, market, and economic conditions. Long-lived assets classified as held for sale, including assets in discontinued operations, are measured at the lower of their carrying amount or fair value less costs to sell. Fleetwood ceases to depreciate any long-lived assets classified as held for sale.

Discontinued operations:

Assets and liabilities expected to be sold or extinguished are presented separately on the consolidated balance sheets as assets or liabilities from discontinued operations. When components of Fleetwood are classified as held for sale, the results of operations of the components are presented separately in discontinued operations, net, for current and prior periods, with results reported in the period in which they occur.

Goodwill:

Goodwill is not amortized but is tested at least annually for impairment and expensed against earnings when the implied fair value of a reporting unit, including goodwill, is less than its carrying amount (see Note 8).

Insurance reserves:

Insurance reserves primarily represent estimated liabilities for products liability and workers' compensation claims. Workers' compensation reserves mainly consist of estimated case reserves on known claims, as well as a factor for incurred but not reported claims. Products liability reserves also include both case reserves on known claims as well as estimated liabilities for claims that have not been reported. Products liability reserves include estimated amounts for unpaid claims and claim adjustment expenses, which are based on historical experience and independent actuarial calculations.

Foreign currency translation:

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period with all related adjustments recorded in other comprehensive income (loss) as a separate component of shareholders' equity. For U.S. functional currency operations, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at current exchange rates with resulting gains or losses included in the statement of operations. Non-monetary assets and liabilities, as well as revenues and expenses are translated at rates of exchange in effect at the date of the transaction. Transactions denominated in a currency other than the functional currency of the operation are also recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions in fiscal years 2007, 2006 and 2005 were not material.

New accounting pronouncements:

Fair Value Option

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. This statement is effective for fiscal years beginning after November 15, 2007. Fleetwood is currently evaluating the impact of the adoption of SFAS No. 159.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement where the FASB has previously determined that under those pronouncements fair value is the appropriate measurement. This statement does not require any new fair value measurements but may require companies to change current practice. This statement is effective for fiscal years beginning after November 15, 2007. Fleetwood is currently evaluating the impact of the adoption of SFAS No. 157 where fair value measurements are used.

Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare, and other postretirement plans in their financial statements. The incremental effect of adopting SFAS No. 158 on Fleetwood's financial statements at April 29, 2007 decreased accumulated other comprehensive income by approximately $2.1 million. See Note 9 and Note 10 of the notes to the consolidated financial statements for further discussion of the effect of SFAS No. 158.

Split-Dollar Life Insurance Arrangements

In September 2006, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." The scope of EITF No. 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF No. 06-4 is effective for fiscal years beginning after December 15, 2007. Fleetwood adopted EITF No. 06-4 early, in fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

Errors and Corrections

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB No. 108 is effective for fiscal years ending after November 15, 2006. Fleetwood adopted SAB No. 108 in its annual consolidated financial statements for fiscal 2007, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

Income Taxes

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," which supplements SFAS No. 109, "Accounting for Income Taxes," by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN No. 48 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Fleetwood adopted FIN No. 48 on April 30, 2007, and its adoption is not expected to have a material impact on Fleetwood's results of operations or financial position.

Variable Interest Entities

In April 2006, the FASB issued FASB Staff Position (FSP) FIN 46R-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46R," which requires the variability of an entity to be analyzed based on the design of the entity. The nature and risks in the entity, as well as the purpose for the entity's creation, are examined to determine the variability in applying FIN 46R, "Consolidation of Variable Interest Entities." The variability is used in applying FIN 46R to determine whether an entity is a Variable Interest Entity (VIE), which interests are variable interests in the entity, and who is the primary beneficiary of the VIE. This statement is effective for all reporting periods beginning after June 15, 2006 and was adopted by Fleetwood at the beginning of the second quarter of fiscal 2007. This statement did not have a significant impact on Fleetwood's financial condition or results of operations.

Life Insurance Policies

In March 2006, the FASB issued FSP No. FTB 85-4-1, "Accounting for Life Settlement Contracts by Third Party Investors." FSP FTB 85-4-1 provides for a contract-by-contract irrevocable election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the condensed consolidated statements of operations, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized; however, no income is recognized until the death of the insured party. The guidance of FSP FTB 85-4-1 will be effective for fiscal years beginning after June 15, 2006. Fleetwood adopted FSP FTB 85-4-1 as of the beginning of fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

In September 2006, the EITF reached a conclusion on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance." The scope of EITF No. 06-5 consists of three separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of "key persons." The three issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. Fleetwood adopted EITF No. 06-5 as of the beginning of fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." Previously, Fleetwood accounted for share-based payments under the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and disclosed share-based payment expense as if accounted for under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123R, a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. Fleetwood adopted SFAS No. 123R effective with the beginning of the first quarter of fiscal 2007, as discussed further in Note 2 and Note 19.

In November 2005, the FASB issued FSP SFAS No. 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." FSP SFAS No. 123R-3 provides an elective alternative transition method to SFAS No. 123R in accounting for the tax effects of share-based payment awards to employees. The elective method utilizes a computational component that establishes a beginning balance of the Additional Paid-In Capital (APIC) pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123R. The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS No. 123R is determined in accordance with the guidance in SFAS No. 123R. Fleetwood chose not adopt the transition election of FSP SFAS No. 123R-3.

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of Accounting Research Bulletin No. 43, Chapter 4." SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS No. 151 are effective for inventory costs incurred subsequent to the beginning of the first quarter of fiscal 2007 and did not have a material impact on Fleetwood's results of operations or financial position.

(2) Supplemental Financial Information

Earnings per share:

Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The effect of convertible securities and stock options was anti-dilutive in fiscal 2007, 2006 and 2005, and was, therefore, not considered when determining diluted net loss per share.

The table below shows the calculation components of both basic and diluted net loss per share for each of the three fiscal years in the period ended April 29, 2007:

	2007	2006	2005
	(Amounts in thousands)		
Loss from continuing operations	$ (87,650)	$ (6,065)	$ (72,577)
Loss from discontinued operations	(2,311)	(22,372)	(88,882)
Net loss	$ (89,961)	$ (28,437)	$ (161,459)
Weighted average shares outstanding used for basic and dilutive loss per share	63,964	59,506	55,332

Anti-dilutive securities outstanding as of the fiscal years ended April 29, 2007, April 30, 2006, and April 24, 2005 were as follows:

	2007	2006	2005
	(Amounts in thousands)		
Options and warrants	4,484	4,546	5,753
Convertible subordinated debentures	3,104	4,131	4,131
Convertible senior subordinated debentures	8,503	8,503	8,503

Common stock reserved for future issuance at April 29, 2007 was 16,091 shares.

Stock-based incentive compensation:

Prior to May 1, 2006, in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Share-Based Payment—Transition and Disclosure," Fleetwood accounted for share-based payment using the intrinsic value method under APB No. 25, "Accounting for Stock Issued to Employees." Fleetwood granted stock options under its stock-based incentive compensation plan and its non-employee directors' plan with an exercise price no less than the fair market value of the underlying common shares on the date of grant. Vesting was generally based on three years of continuous service, and the options typically had a 10-year contractual term. In certain circumstances, such as a change of control or normal retirement (as defined by the plan), the plan provided for accelerated vesting. Under APB 25, no compensation cost was previously recognized for stock options granted under either plan.

Effective May 1, 2006, Fleetwood adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payment," using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized for the 52 weeks ended April 29, 2007 included (1) compensation cost for all share-based awards granted prior to, but not yet vested as of, May 1, 2006 based on the grant date fair value determined in accordance with SFAS No. 123, and (2) compensation cost for all share-based awards granted subsequent to May 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Results of prior periods have not been restated.

The fair value of each stock option granted under Fleetwood's equity incentive plans is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used are noted below. The expected volatility is based on both the implied and historical volatility of Fleetwood's stock. The expected term of options granted represents the period of time that the options granted are expected to be outstanding and is based on historical experience giving consideration for the contractual terms, vesting periods and expectations of future employee behavior. The risk-free interest rate is based on the U.S. Treasury rate with a term equal to the expected term of the option grants on the date of grant.

The following weighted-average assumptions were used for grants for the last three fiscal years:

	2007	2006	2005
Risk-free interest rates	4.68%	4.35%	4.00%
Expected dividend yields	—	—	—
Expected lives (in years)	4.50	4.22	4.00
Expected volatility	50%	44%	47%

SFAS 123R requires forfeitures to be estimated at the time of grant and prospectively revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based payment expense was recorded net of estimated forfeitures for the 52 weeks ended April 29, 2007 such that expense was recorded only for those stock-based awards that were expected to vest. Previously under APB 25, to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture.

Prior to the adoption of SFAS No. 123R, Fleetwood determined the pro forma expense of stock-based compensation awarded to employees by amortizing the award over the normal vesting period, even if the employee was expected to be eligible for retirement during that period. The pro forma expense was then accelerated upon subsequent retirement of an employee. For awards that were unvested upon adoption of SFAS No. 123R, share-based compensation expense is amortized over the normal vesting period until retirement, at which point any remaining unrecognized expense is immediately recognized. For awards to eligible retirees made subsequent to the adoption of SFAS No. 123R, the related expense is recognized immediately for any portion of the award that would be subject to accelerated vesting upon retirement or that would continue to vest after retirement. For awards where the employee is expected to meet the years of service and age requirements for retirement eligibility prior to the stated vesting period, the related expense is recognized over the shorter service life during which the awards are earned.

If the fair value method under SFAS 123 had been applied in measuring share-based payment expense for the fiscal years ended April 30, 2006 and April 24, 2005, the pro forma effect on net loss and net loss per share would have been as follows (in thousands, except per share amounts):

	2006	2005
Net loss, as reported	$ (28,437)	$ (161,459)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,198)	(4,020)
Pro forma net loss	$ (31,635)	$ (165,479)
Basic and diluted loss per share, as reported	$ (.48)	$ (2.92)
Basic and diluted loss per share, pro forma	$ (.53)	$ (2.99)

Investment income:

Investment income for fiscal years 2007, 2006 and 2005 consisted of the following:

	2007	2006	2005
	(Amounts in thousands)		
Interest income	$ 5,940	$ 5,479	$ 2,395
Gross realized gains on investments	37	12	33
Gross realized losses on investments	(4)	—	—
Investment management fees	(71)	(54)	(43)
	$ 5,902	$ 5,437	$ 2,385

Inventories:

Inventories at April 29, 2007 and April 30, 2006, consisted of the following:

	2007	2006
	(Amounts in thousands)	
Raw materials	$ 102,777	$ 126,060
Work in process	40,017	38,989
Finished goods	32,116	12,783
	$ 174,910	$ 177,832

Most of the materials purchased for Fleetwood's core products are commodity-type items and are readily available from multiple sources. However, several of Fleetwood's recreational vehicle components are specially tooled proprietary parts that are single sourced from national suppliers, although the tooling is owned by Fleetwood and could be relocated. Motor home chassis are only available from a limited number of suppliers and often need to be ordered well in advance of delivery. Spartan and Freightliner supply diesel-powered chassis, and Workhorse Custom Chassis and Ford Motor Company are the dominant suppliers for the Class A and Class C gas chassis. Shortages, production delays, or work stoppages by any of these suppliers could have a material adverse effect on our sales. If Fleetwood could not obtain an adequate chassis supply, its sales and earnings would suffer.

Warranty reserves:

Changes in Fleetwood's product warranty liability during the fiscal years ended April 29, 2007 and April 30, 2006, are as follows:

	2007	2006
	(Amounts in thousands)	
Balance at beginning of year	$ 67,123	$ 65,143
Warranties issued and changes in the estimated liability during the period	78,147	86,981
Settlements made during the period	(76,091)	(85,001)
Balance at end of year	$ 69,179	$ 67,123

Consolidated insurance subsidiary:

The insurance subsidiary was formed primarily for the purpose of insuring products liability risks and, to a lesser extent, workers' compensation risks of the parent company and its subsidiaries. Condensed financial information as of and for the fiscal years ended April 29, 2007, April 30, 2006, and April 24, 2005, for this subsidiary, excluding intercompany eliminations, is as follows:

	2007	2006	2005
	(Amounts in thousands)		
Insurance subsidiary:			
Cash and investments	$23,829	$22,920	$19,330
Other assets	12,595	15,406	19,385
Reserves for losses	27,649	32,039	33,353
Other liabilities	4,951	3,562	2,988
Net premiums	6,380	6,353	7,672
Underwriting gain (loss)	3,792	83	(716)
Investment income	1,279	767	429

Other current liabilities:

Other current liabilities as of April 29, 2007 and April 30, 2006, consist of the following:

	2007	2006
	(Amounts in thousands)	
Incentive programs	$29,296	$28,954
Accrued litigation settlements	23,085	22,264
Other	17,589	16,510
	$69,970	$67,728

FLEETWOOD ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Accumulated other comprehensive loss:

The following reflects the balances and activity, net of income taxes, for the components of accumulated other comprehensive loss for the periods:

	Benefit Plans	Foreign Currency Items	Unrealized Gains (Losses) on Securities	Accumulated Other Comprehensive Income (Loss)
	(Amounts in thousands)			
Balance April 25, 2004	$ —	$ (609)	$ 46	$ (563)
Foreign currency translation adjustment		1,994	—	1,994
Unrealized holding gains	—	—	28	28
Reclassification adjustment for gains included in net income, net of income taxes	—	—	(32)	(32)
Net change	—	1,994	(4)	1,990
Balance April 24, 2005	—	1,385	42	1,427
Foreign currency translation adjustment		1,951	—	1,951
Unrealized holding gains	—	—	59	59
Reclassification adjustment for gains included in net income, net of income taxes	—	—	(43)	(43)
Net change	—	1,951	16	1,967
Balance April 30, 2006	—	3,336	58	3,394
Foreign currency translation adjustment	—	469	—	469
Defined benefit transition adjustment	(2,059)	—	—	(2,059)
Unrealized holding gains	—	—	291	291
Reclassification adjustment for gains included in net income, net of income taxes	—	—	(33)	(33)
Net change	(2,059)	469	258	(1,332)
Balance April 29, 2007	$ (2,059)	$3,805	$ 316	$ 2,062

Supplemental cash flow disclosures:

Supplemental cash flow disclosures for each of the three fiscal years in the period ended April 29, 2007 are as follows:

	2007	2006	2005
	(Amounts in thousands)		
Interest paid	$21,345	$71,937	$11,817
Income taxes paid	$ 2,464	$ 2,771	$ 4,845

(3) Industry Segment Information

Fleetwood conducts operations principally in two industries, recreational vehicles and manufactured housing. Fleetwood is organized into four segments: the RV Group, the Housing Group, the Supply Group and Corporate.

The RV Group, which consists of the motor home, travel trailer and folding trailer divisions, is a manufacturer of recreational vehicles, primarily selling products to a network of independent dealers. The Housing Group builds manufactured homes, selling products to a combination of independent dealers and, prior to their sale in August 2005, company-owned stores of the retail housing division. The retail business along with the financial services business are included in discontinued operations and have been excluded from the industry segment information. Identifiable assets exclude assets from the retail and financial services businesses in the amount of $145.8 million for fiscal year 2005. Information about those businesses can be found in Note 11. The Supply Group operations provide fiberglass, parts, lumber and other components to our primary businesses while also generating third-party sales. The operations of Fleetwood's wholly owned insurance subsidiary have been included in the Corporate segment because the impact on consolidated operating income is not material. Intercompany sales and profits have been eliminated from the reported segment information.

Operating income (loss) is total revenues less cost of sales, operating expenses and other, net. The adjustments and eliminations include intercompany revenues of the Housing and Supply Groups and revenues of the wholly owned insurance subsidiary included in Corporate, as well as the elimination of intercompany profits on inventories held by the retail business. None of the following items have been included in the computation of operating income (loss) for the individual operating segments: certain corporate expenses, non-operating income and expenses, and income taxes. Goodwill for the acquisition of the folding trailer division is included in total assets of the RV Group. Identifiable assets are those assets used in the operation of each industry segment. Corporate assets primarily consist of cash, investments, deferred tax benefits, cash value of company-owned life insurance, other assets and some idle facilities. Information with respect to industry segments as of April 29, 2007, April 30, 2006, and April 24, 2005, and for each of the years then ended is set forth as follows:

	RV Group	Housing Group	Supply Group	Corporate and Other	Adjustments and Eliminations	Total
			(Amounts in thousands)			
2007						
Operating revenues	$1,441,810	$518,258	$161,246	$ —	$(113,392)	$2,007,922
Operating income (loss)	$ (62,416)	$ (2,614)	$ 1,655	$ (3,641)	$ —	$ (67,016)
Identifiable assets	$ 325,983	$132,903	$ 30,719	$213,566	$ —	$ 703,171
Depreciation	8,486	6,638	1,345	6,114	—	22,583
Amortization of financing costs	—	—	—	3,549	—	3,549
Capital expenditures	3,618	2,681	1,146	814	—	8,259
2006						
Operating revenues	$1,612,217	$795,596	$209,731	$ 6,353	$(191,497)	$2,432,400
Operating income (loss)	$ 216	$ 38,818	$ 2,244	$ (10,509)	$ (1,264)	$ 29,505
Identifiable assets	$ 426,560	$198,653	$ 37,834	$198,988	$ —	$ 862,035
Depreciation	8,297	7,000	1,279	6,630	—	23,206
Amortization of financing costs	—	—	—	1,476	—	1,476
Capital expenditures	7,745	5,132	642	2,323	—	15,842
2005						
Operating revenues	$1,659,882	$785,547	$232,846	$ 7,672	$(311,235)	$2,374,712
Operating income (loss)	$ (39,169)	$ 6,387	$ 3,816	$ (14,616)	$ 44	$ (43,538)
Identifiable assets	$ 465,245	$212,251	$ 42,526	$144,441	$ —	$ 864,463
Depreciation	7,647	6,802	1,527	6,182	—	22,158
Amortization of financing costs	—	—	—	1,418	—	1,418
Capital expenditures	23,979	4,707	1,233	3,805	—	33,724

(4) Other Operating Expenses, net

Other operating expenses, net includes gains on sale of fixed assets, net, write-down of impaired assets, restructuring and severance, and other for fiscal years 2007, 2006, and 2005 as follows:

	2007	2006	2005
	(Amounts in thousands)		
Gains on sales of fixed assets, net	$ (4,310)	$ (471)	$ (2,512)
Write-down of impaired assets	2,800	1,550	1,900
Restructuring and severance costs	14,012	4,975	2,871
Other	—	—	16,322
	$ 12,502	$ 6,054	$ 18,581

Gains on sales of fixed assets, net:

The gains on sales of fixed assets, net, resulted primarily from the sale of land and buildings. During fiscal 2007, six idle facilities with a carrying value of $5.8 million were sold. During fiscal 2006, four idle facilities with a carrying value of $2.4 million were sold, along with two parcels of land with an aggregate carrying value of $800,000. During fiscal 2005, four facilities, including three that were idle, with a carrying value of $5.9 million, were sold.

Write-down of impaired assets:

In fiscal 2007, 2006 and 2005, Fleetwood determined that the net book value of certain closed manufactured housing facilities exceeded net realizable value. In fiscal 2007, 2006 and 2005, the write-down of assets related to one, three and two idle manufacturing facilities, respectively. Net realizable values were determined based on estimated recoverability upon sale, where appropriate, or other estimates of future cash flows.

Restructuring and severance charges:

Restructuring and severance charges are related to reductions in personnel and plant closures.

Other:

During fiscal 2005, Fleetwood recorded legal charges of $16.3 million, primarily related to litigation with The Coleman Company, Inc.

(5) Marketable Investments

Excess cash balances are invested primarily in short-term, exchange-traded debt instruments. Investments generally consist of non-equity type investments stated at market value.

The following is a summary of investment securities:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(Amounts in thousands)		
April 29, 2007				
Available-for-Sale Securities:				
U.S. corporate equity securities	$ 301	$247	$—	$ 548
U.S. corporate debt securities	10,952	—	—	10,952
Foreign corporate debt securities	12,592	71	(2)	12,661
	$23,845	$318	$ (2)	$24,161
April 30, 2006				
Available-for-Sale Securities:				
U.S. corporate equity securities	$ 301	$ 20	$—	$ 321
U.S. corporate debt securities	3,080	5	—	3,085
Foreign corporate debt securities	19,329	36	(3)	19,362
	$22,710	$ 61	$ (3)	$22,768

By contractual maturity, all marketable investments at April 29, 2007 are due in one year or less.

(6) Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. Fleetwood is required to record a valuation allowance to reduce its net deferred tax assets to the amount that it believes is more likely than not to be realized. In assessing the need for a valuation allowance, Fleetwood historically had considered all positive and negative evidence, including scheduled reversals of deferred tax liabilities, prudent and feasible tax planning strategies, projected future taxable income, and recent financial performance. Since Fleetwood has had cumulative losses in recent years, the accounting guidance suggests that Fleetwood should not look to future earnings to support the realizability of the net deferred tax asset. As a result, management concluded that a partial valuation allowance against the deferred tax asset was appropriate. In fiscal 2007, the deferred tax asset was reduced by $14.7 million to $54.3 million with a corresponding adjustment to the provision for income taxes. The book value of the net deferred tax asset is supported by the availability of various tax strategies which, if executed, are expected to generate sufficient taxable income to realize the remaining asset. Fleetwood has periodically assessed the realizability of its net deferred tax asset and has made adjustments as necessary, generally to give effect to changes in the amount of available tax planning strategies. The increase in the valuation allowance that was attributable to discontinued operations was $0.9 million, $8.7 million, and $34.7 million in fiscal 2007, 2006, and 2005, respectively. We continue to believe that the combination of all positive and negative factors will enable us to realize the full value of the net deferred tax assets; however, it is possible that the extent and availability of tax-planning strategies will change over time and impact this evaluation. If, after future assessments of the realizability of our deferred tax asset, we determine an adjustment is required, we would record the provision or benefit in the period of such determination.

FLEETWOOD ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The (provision) benefit for income taxes on continuing operations for the last three fiscal years is summarized below:

	2007	2006	2005
	(Amounts in thousands)		
Current:			
U.S. Federal	$ —	$ (1,035)	$ —
Foreign	1,021	198	1,712
State	(2,909)	(4,801)	(3,063)
	(1,888)	(5,638)	(1,351)
Deferred, principally Federal:			
Deferred tax valuation allowance	(42,348)	(5,880)	(16,752)
Tax loss carryforward	29,446	7,236	9,055
Insurance reserves	(656)	1,013	1,917
Deferred compensation and benefits	(1,819)	(3,352)	(3,596)
Product warranty reserves	1,071	772	3,153
Dealer volume rebates	(255)	946	198
Depreciation	62	246	(3,479)
Restructuring accruals	(457)	(6,182)	7,926
Other financial accruals	235	(506)	1,578
	(14,721)	(5,707)	—
	$ (16,609)	$ (11,345)	$ (1,351)

The provision for income taxes on continuing operations computed by applying the Federal statutory rate to income (loss) before taxes is reconciled to the actual provision for the last three fiscal years as follows:

	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
			(Amounts in thousands)			
Income (loss) from continuing operations before (provision) benefit for income taxes:						
U.S. Federal	$ (57,443)	80.9%	$ 7,186	136.1%	$ (65,748)	92.3%
Foreign	(13,598)	19.1	(1,906)	(36.1)	(5,478)	7.7
	$ (71,041)	100.0%	$ 5,280	100.0%	$ (71,226)	100.0%
Computed statutory tax	$ 24,864	35.0%	$ (1,848)	(35.0)%	$ 24,929	35.0%
Valuation allowance	(42,348)	(59.6)	(5,880)	(111.4)	(16,752)	(23.5)
Foreign taxes, net	1,021	1.4	469	8.9	205	0.3
State income taxes, net	(2,909)	(4.1)	(4,801)	(90.9)	(3,063)	(4.3)
Other items, net	2,763	3.9	715	13.5	(6,670)	(9.4)
	$ (16,609)	(23.4)%	$ (11,345)	(214.9)%	$ (1,351)	(1.9)%

The components of Fleetwood's deferred tax assets at April 29, 2007 and April 30, 2006 were as follows:

	2007	2006
	(Amounts in thousands)	
Tax loss carryforward	$ 139,508	$ 107,378
Insurance reserves	18,779	19,435
Deferred compensation and benefits	17,727	19,546
Product warranty reserves	23,880	22,809
Dealer volume rebates	2,638	2,893
Property, plant and equipment	5,830	6,498
Restructuring accruals	4,702	5,225
Other financial accruals	13,070	13,822
	226,134	197,606
Valuation allowance	(171,799)	(128,550)
	$ 54,335	$ 69,056

At April 29, 2007, Fleetwood had a domestic Federal net operating loss carryforward of approximately $359 million and a Canadian net operating loss carryforward of $9.9 million. The Federal and Canadian net operating loss carryforward begins to expire in 2023 and 2027, respectively. In addition, Fleetwood has related state net operating loss carryforwards with varying expiration dates. Companies are subject to a change of ownership test, as defined by applicable tax code, that, if met, would limit the annual utilization of net operating loss carryforwards. Fleetwood monitors this calculation and, at this time, has not had a change of ownership. Although not included in the components of deferred taxes above, $12.0 million of Fleetwood's Federal net operating loss carryforward relates to tax deductions from the exercise of non-qualified stock options. Upon future realization of these deductions, approximately $4.7 million will be recognized directly to shareholders' equity as additional paid-in capital. Prior year deferred taxes and the related valuation allowance have been reduced by $4.7 million in order to remove the tax effect of stock-option deductions that have not been realized from tax loss carryforwards.

(7) Property, Plant, and Equipment, net

Property, plant, and equipment is stated at cost, net of accumulated depreciation, and consists of the following as of April 29, 2007 and April 30, 2006:

	2007	2006
	(Amounts in thousands)	
Land	$ 17,307	$ 19,084
Buildings and improvements	304,761	320,412
Machinery and equipment	162,135	166,086
	484,203	505,582
Less accumulated depreciation	(291,974)	(288,124)
	$ 192,229	$ 217,458

Idle facilities include closed plants and certain other properties that are not in current use by Fleetwood. There were 21 idle plant facilities at the end of fiscal 2007 and 22 at the end of fiscal 2006. Of the current 21 idle facilities, five recreational vehicle facilities and one housing facility are designated as held for sale and have a net book value of $6.1 million. During fiscal 2007, five facilities were idled, one plant was closed and the related facility lease terminated, another facility was reactivated, and six idle facilities were sold.

The carrying value of idle facilities, including those designated as held for sale, was $35.2 million at April 29, 2007 and $21.3 million at April 30, 2006, net of accumulated depreciation of $46.2 million and $24.7 million, respectively. In the opinion of management, the carrying values of idle facilities are not in excess of their net realizable values.

(8) Goodwill

Goodwill relates to a previous acquisition of the folding trailer operation and totals $6.3 million at April 29, 2007 and April 30, 2006. The estimated fair value of the folding trailer operation is evaluated at the end of each year or whenever circumstances dictate that a review should be completed. Based on our review at year-end, it was determined that Fleetwood Folding Trailers' estimated fair value exceeded its carrying value, including goodwill, resulting in no impairment.

(9) Retirement and Deferred Compensation Plans

Fleetwood has qualified defined contribution (DC) retirement plans covering most employees. There are no prior service costs associated with these plans. Fleetwood follows the policy of funding qualified retirement plan contributions as earned. Fleetwood also has maintained two non-qualified plans to accrue retirement benefits subject to Internal Revenue Code limitations. During fiscal 2003, Fleetwood terminated three DC plans that covered the majority of its employees: a 401(k) plan that previously included the employees at Fleetwood Retail Corp., a money purchase plan for workers at the manufacturing subsidiaries and a profit-sharing plan for employees at Fleetwood's headquarters. All assets and participant accounts associated with the terminated plans were transferred to a single 401(k) plan, with no loss of benefits. In addition, Fleetwood established a non-qualified Deferred Compensation Alternative (DCA) plan that serves as a retirement vehicle for after-tax contributions in excess of IRS limitations. The costs associated with these retirement plans are summarized as follows:

	Qualified DC Plans	Non-Qualified Plans	Total
	(Amounts in thousands)		
2007	$11,030	$4,588	$15,618
2006	13,356	3,296	16,652
2005	15,052	4,403	19,455

In addition to the two non-qualified retirement plans, Fleetwood has provided a non-qualified deferred compensation plan that has allowed for the voluntary deferral of a portion of managers' compensation. With the exception of the DCA plan, where returns are dictated by a portfolio of investments selected by the individual, participant balances in the various non-qualified plans are credited with interest at a rate set at the discretion of Fleetwood. For the three years ended April 2007, this interest rate was the prime rate as published by a major U.S. bank. To enhance security for the benefits payable under these plans, excluding the DCA plan, Fleetwood has established a "Rabbi Trust," funded with company-owned life insurance (COLI) policies on the lives of participants. The assets of the trust are not generally available to Fleetwood or its creditors, except to pay benefits or in the event of Fleetwood's insolvency. No premium payments were made in the last three fiscal years. In fiscal 2007 and 2006, respectively, $6.4 million and $6.5 million were borrowed from the trust in the form of policy loans to pay participant benefits. The liability for benefits accrued under the non-qualified plans at the end of fiscal 2007 and 2006 totaled $28.2 million and $33.6 million, respectively. The cash values of the related trust assets reflected in the accompanying balance sheets were $23.0 million and $29.9 million, respectively, at those same dates.

In response to Federal legislation that created Internal Revenue Code Section 409A, effective as of January 1, 2005, Fleetwood amended the two non-qualified retirement plans along with the non-qualified deferred compensation plan to prohibit any further contributions or deferrals. By virtue of this amendment, these plans will not be subject to rules established by the new law, relating primarily to the distribution of participant balances. In addition, on the same date, Fleetwood established a new 2005 Deferred Compensation Plan, primarily to accommodate retirement profit-sharing contributions in excess of IRS limitations. All contributions to the new plan are subject to the provisions of the new legislation. In conjunction with some cost-reduction measures taken by Fleetwood, all profit-sharing contributions, including any excess contributions to this plan, were suspended effective January 1, 2007.

Defined Benefit Pension Plan:

Fleetwood sponsors a defined benefit pension plan assumed in connection with the acquisition of Fleetwood Folding Trailers, Inc. in 1989 that covers over 500 participants. Plan assets are held in trust and are primarily invested in equity and fixed income securities. The plan provides benefits based primarily on participants' salary and length of service. The funding policy is set to meet statutory minimum funding requirements plus such additional amounts as Fleetwood may determine to be appropriate, not to exceed the amounts permitted by the Internal Revenue Code.

In fiscal 2007, the Pension Protection Act of 2006 (PPA) was signed into U.S. law. While the PPA is expected to have some effect on specific plan provisions in Fleetwood's retirement program, its primary effect will be to change the minimum funding requirements for plan years beginning in 2008. Until regulations are issued by the U.S. Treasury, the financial effect is uncertain. The PPA does not have an impact on Fleetwood's reported periodic pension costs or obligations for the year ended April 29, 2007, but is expected to increase required contributions for fiscal 2008 and forward.

On April 29, 2007, Fleetwood adopted the recognition and disclosure provisions of SFAS No. 158, which required Fleetwood to recognize the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligation) of its employee defined benefit plans in the April 29, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment at adoption represents the net unamortized actuarial losses and unrecognized prior service costs, which were previously netted against the plans' funded status in Fleetwood's consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to Fleetwood's historical accounting policy for amortizing such amounts. Actuarial gains and losses that arise in subsequent periods that are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those costs will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at the adoption of SFAS No. 158.

The adoption of SFAS No. 158 had no effect on Fleetwood's consolidated statement of income for the year ended April 29, 2007, or for any prior period presented. The primary effect of adoption was a transition adjustment that decreased other comprehensive income by approximately $1.9 million with a related increase to the pension liability.

Accumulated other comprehensive income at April 29, 2007 primarily consisted of unrecognized actuarial loss. The prior service cost and actuarial loss that are included in accumulated other comprehensive income and that are expected to be recognized in net periodic pension cost in fiscal 2008 are approximately $9,000 and $54,000, respectively.

The following table sets forth in aggregate a reconciliation of the changes in the defined benefit pension plan's benefit obligations, assets, and funded status at April 29, 2007 and April 30, 2006. An annual measurement date of March 31, 2007 was used for the purpose of these disclosures.

	April 29, 2007	April 30, 2006
	(Amounts in thousands)	
Change in benefit obligations:		
Benefit obligation as of beginning of year	$ 9,902	$ 8,869
Service cost	572	668
Interest cost	590	549
Actuarial (gain) loss, net	(423)	76
Benefits paid	(293)	(260)
Benefit obligation as of end of year	$ 10,348	$ 9,902
Change in plan assets:		
Fair value of plan assets as of beginning of year	$ 6,611	$ 5,726
Actual return on plan assets	612	680
Employer contributions	925	465
Benefits paid	(293)	(260)
Fair value of plan assets as of end of year	$ 7,855	$ 6,611
Reconciliation of funded status:		
Funded status	$ (2,493)	$ (3,290)
Adjustment for post-measurement date contributions	168	155
Unrecognized prior service cost	80	89
Unrecognized experience loss	1,774	2,388
Net amount recognized	$ (471)	$ (658)

The following table summarizes amounts recognized in shareholders' equity:

	April 29, 2007	April 30, 2006
	(Amounts in thousands)	
Prior service cost	$ 80	$—
Net actuarial loss	1,774	—
Total	$ 1,854	$—

The disclosure above is not applicable to fiscal 2006 due to SFAS No. 158 being effective as of April 29, 2007.

The following table summarizes information relating to the accumulated benefit obligation in excess of plan assets:

	April 29, 2007	April 30, 2006
	(Amounts in thousands)	
Projected benefit obligation	$ 10,348	$ 9,902
Accumulated benefit obligation	8,605	7,714
Fair value of plan assets	7,855	6,611

The weighted-average assumptions used in determining the actuarial present value of the projected benefit obligations under the defined benefit plans are as follows:

	April 29, 2007	April 30, 2006
Discount rate	6.0%	6.0%
Increase in future compensation levels	4.0	4.5
Expected long-term rate of return on assets	7.5	7.5

The weighted average assumptions used in determining the net periodic benefit cost under the defined benefit plans are as follows:

	2007	2006	2005
Discount rate	6.00%	5.50%	6.25%
Increase in future compensation levels	4.50	4.50	4.50
Expected long-term rate of return on assets	7.50	7.50	7.50

Fleetwood selected the expected long-term rate of return on assets in consultation with their investment advisors and actuaries. These rates are intended to reflect the average rates expected to be earned on the funds invested or to be invested to provide required plan benefits. The plan is assumed to continue in effect as long as assets are expected to be invested.

In estimating the expected long-term rate of return on assets, appropriate consideration is given to historical performance for the major asset classes held or anticipated to be held by the applicable plan trusts and to current forecasts of future rates of return for those asset classes. Cash flow and expenses are taken into consideration to the extent that the expected returns would be affected by them. Assets are held in qualified trusts and anticipated returns are not reduced for taxes.

The pension plan's weighted-average asset allocations as of the measurement date for fiscal 2007 and fiscal 2006, by category, are as follows:

	Plan Assets	
Asset category	2007	2006
Equities	70%	71%
Fixed income securities	27	26
Cash	3	3
Total	100%	100%

The objective of the plan's trust funds is to sufficiently diversify plan assets to maintain a reasonable level of risk without imprudently sacrificing return, with a target asset allocation of approximately 30% fixed income securities and approximately 70% equities. Fleetwood retains an investment manager who selects the funds to implement the investment strategy, such that the investments approximate the target asset allocation. Fleetwood's policy is not to invest plan assets in Fleetwood shares.

The components of net periodic pension cost are as follows:

	2007	2006	2005
	(Amounts in thousands)		
Service cost—benefits earned during the year	$ 573	$ 668	$ 561
Interest cost on projected benefit obligation	589	549	468
Expected return on plan assets	(519)	(442)	(415)
Amortization of unrecognized prior service cost	9	9	9
Recognized net actuarial loss	98	197	81
Net periodic pension cost	$ 750	$ 981	$ 704

Fleetwood expects to contribute $670,000 to its defined benefit pension plan in fiscal 2008.

The following benefit payments, which reflect future service as appropriate, are expected to be paid:

	Pension Benefits
	(Amounts in thousands)
2008	$ 184
2009	237
2010	274
2011	314
2012	374
2013-2017	2,752

(10) Postretirement Healthcare Benefits

Fleetwood provides healthcare benefits to certain retired employees from retirement age to when they become eligible for Medicare coverage or reach age 65, whichever is sooner. Employees initially become eligible for benefits after meeting certain age and service requirements. The cost of providing retiree healthcare benefits is actuarially determined and accrued over the service period of the active employee group.

On April 29, 2007, Fleetwood adopted the recognition and disclosure provisions of SFAS No. 158, which required Fleetwood to recognize the funded status of its employee defined benefit plans in the April 29, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment at adoption represents the net unamortized actuarial losses and unrecognized prior service costs, which were previously netted against the plans' funded status in Fleetwood's consolidated balance sheet pursuant to the provisions of SFAS No. 106. These amounts will be subsequently recognized as net periodic postretirement benefit cost pursuant to Fleetwood's historical accounting policy for amortizing such amounts. Actuarial gains and losses that arise in subsequent periods that are not recognized as net periodic postretirement benefit cost in the same periods will be recognized as a component of other comprehensive income. Those costs will be subsequently recognized as a component of net periodic postretirement benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at the adoption of SFAS No. 158.

The adoption of SFAS No. 158 had no effect on Fleetwood's consolidated statement of income for the year ended April 29, 2007, or for any prior period presented. The primary effect of adoption was a decrease to other comprehensive income of approximately $205,000 and a related increase to accrued postretirement benefits cost.

The components of the net periodic postretirement benefit cost are as follows:

	2007	2006	2005
	(Amounts in thousands)		
Service cost—benefits earned during the year	$ 230	$ 568	$ 445
Interest cost on projected benefit obligation	427	628	712
Recognized net actuarial loss	351	975	1,103
Amortization of unrecognized prior service cost	(588)	(701)	(1,515)
Net periodic postretirement benefit cost	$ 420	$1,470	$ 745

The changes in the benefit obligation and the unfunded status as of the measurement dates of April 29, 2007 and April 30, 2006 of the postretirement benefit plan are as follows:

	2007	2006
	(Amounts in thousands)	
Change in accumulated postretirement benefit obligation:		
Accumulated benefit obligation at beginning of year	$ 7,433	$11,744
Service cost	230	568
Interest cost	427	628
Actuarial gain	(1,710)	(4,787)
Net benefits paid	(432)	(720)
Accumulated benefit obligation at end of year	$ 5,948	$ 7,433
Funded status	$ (5,948)	$ (7,433)
Unrecognized net actuarial loss	1,802	3,864
Unrecognized prior service cost	(1,597)	(2,186)
Accrued postretirement benefits	$ (5,743)	$ (5,755)

The following table summarizes amounts recognized in shareholders' equity:

	April 29, 2007	April 30, 2006
	(Amounts in thousands)	
Prior service cost	$ (1,597)	$—
Net actuarial loss	1,802	—
Total	$ 205	$—

The disclosure above is not applicable to fiscal 2006 due to SFAS No. 158 being effective as of April 29, 2007.

To determine the amount of the benefit obligation, a discount rate of 5.75% and 6.00% was used in fiscal years 2007 and 2006, respectively, and the assumed healthcare cost trend rate was assumed to begin at 8.50% and reduce over seven years to an ultimate level of 5.00% per year. A 1.00% increase in the assumed healthcare cost trend rate would increase the total service cost and interest cost by $59,000 and the accumulated postretirement benefit obligation (APBO) by $414,000. A 1.00% decrease in the assumed healthcare cost trend rate would decrease the total service cost and interest cost by $52,000 and the APBO by $376,000.

Fleetwood funds postretirement healthcare benefits on a pay-as-you-go basis. Fleetwood expects to make cash payments of approximately $492,000 related to its postretirement healthcare plan in fiscal 2008.

The following benefit payments, which reflect future service as appropriate, are expected to be paid:

	Postretirement Healthcare Benefits
	(Amounts in thousands)
2008	$ 492
2009	510
2010	546
2011	527
2012	556
2013-2017	3,116

(11) Discontinued Operations

On March 30, 2005, Fleetwood announced plans to exit its manufactured housing retail and financial services businesses and completed the sale of the majority of the assets of these businesses by August 2005. The decision to exit these businesses was intended to stem losses sustained in the retail operations. The return to a traditional focus on manufacturing operations was part of Fleetwood's stated goal of making the transition to sustained profitability.

The carrying value of assets from discontinued operations was adjusted by non-cash impairment charges in fiscal 2006 and 2005. Operating results of these businesses, including impairment charges, are classified as discontinued operations for all periods presented. Discontinued operations, net for fiscal years 2007, 2006 and 2005, consist of the following:

	2007	2006	2005
	(Amounts in thousands)		
Revenues	$ 18	$ 93,577	$ 248,754
Net loss before charges	$ (1,668)	$ (17,758)	$ (37,741)
Gain on sale, impairment charges and termination costs:			
Gain on sale of insurance assets	—	2,417	—
Impairment charges	(393)	(2,520)	(51,141)
Severance and termination costs	—	(4,511)	—
Contract (lease) termination costs	(250)	—	—
Discontinued operations, net	$ (2,311)	$ (22,372)	$ (88,882)

(12) Other Short-Term Borrowings

Secured Credit Facility:

In January 2007, the agreement governing Fleetwood's credit facility with a syndicate of lenders led by Bank of America was renewed and extended until July 31, 2010. Fleetwood originally entered into the credit agreement in July 2001 and it has been amended on several occasions since. The new amended and restated agreement incorporates prior amendments and makes additional changes, but continues to provide for a revolving credit facility, a term loan, and a real estate sub-facility to the revolver.

Gross loan commitments for all three components of the facility are $182 million from May through November, with a seasonal uplift to $207 million from December through April. The commitments to the term loan and real estate sub-facility, which had been reduced through quarterly amortization to net values of $17.3 million and $10.9 million, respectively, at the end of the fiscal year, were subsequently increased by $3.9 million and $3.7 million, respectively, with the completion of updated real estate appraisals in June 2007. In addition, when the appraisals were updated and the term loan was increased, the maturity date of the term loan was extended from July 31, 2007 to July 31, 2010. On the first day of each fiscal quarter beginning January 29, 2007, Fleetwood is required to repay $786,000 in principal on the term loan, and the ability to borrow under the real estate sub-facility is reduced by $375,000.

The amended facility continues to include restrictions regarding additional indebtedness, business operations, liens, guaranties, transfers and sales of assets, and transactions with subsidiaries or affiliates. The amended facility also contains customary events of default that would permit the lenders to accelerate repayment of borrowings under the amended facility if not cured within applicable grace periods, including the failure to make timely payments under the amended facility or other material indebtedness and the failure to meet certain covenants.

Under the prior facility, real estate with an approximate appraised value of $108 million was pledged as security, which included excess collateral of $50 million. Under the amended facility, total real estate collateral was reduced to approximately $77.5 million and the excess collateral component reduced to $20 million.

In May 2007, the credit facility was further amended to reset the financial performance covenant at levels that more closely approximate Fleetwood's expectations of future operating results. As part of the amendment, Fleetwood agreed to restore $5 million in real estate collateral to the excess collateral pool for the benefit of the syndicate, increasing the total of such excess collateral to $25 million.

After giving effect to the extended maturity date of the term loan, the aggregate short-term balance outstanding on the revolver and term loan was $5.3 million as of April 29, 2007 and $5.7 million as of April 30, 2006. An additional $14.1 million of the term loan was included in long-term borrowings as of April 29, 2007, and an additional $16.5 million of the term loan was included in long-term borrowings as of April 30, 2006. The revolving credit line and term loan bear interest, at our option, at variable rates based on either Bank of America's prime rate or one, two or three-month LIBOR.

As of April 29, 2007, the net loan commitments for the credit facility stood at $198.2 million, comprised of $180.9 million for the revolver and $17.3 million for the term loan, including the $25 million seasonal uplift. Fleetwood's borrowing capacity, however, is governed by the amount of a borrowing base, consisting primarily of inventories and accounts receivable that fluctuate significantly. The borrowing base is revised weekly for changes in receivables and monthly for changes in inventory balances. At the end of the quarter, the borrowing base totaled $145.3 million. After consideration of outstanding borrowings and standby letters of credit of $69.1 million, unused borrowing capacity (availability) was approximately $56.7 million. Borrowings are secured by receivables, inventory and certain other assets, primarily real estate, and are used for working capital and general corporate purposes. Under the senior credit agreement, Fleetwood Enterprises, Inc. is a guarantor of the borrowings and letters of credit of its wholly owned subsidiary, Fleetwood Holdings, Inc. Fleetwood is subject to a springing covenant that requires minimum levels of earnings before interest, taxes, depreciation, and amortization, but only if average daily liquidity, defined as cash, cash equivalents, and unused borrowing capacity falls below a prescribed minimum level. This minimum, which is measured monthly, was also reduced under the January 2007 renewal from $90 million to $50 million. In addition, the current agreement requires testing of the covenant if liquidity falls below $25 million on any single day or average daily availability is below $20 million in any particular month.

The weighted average interest rate on these short-term borrowings was 8.4%, 8.9% and 7.0% at the end of fiscal 2007, 2006 and 2005, respectively.

(13) Convertible Senior Subordinated Debentures

In December 2003, Fleetwood completed the sale of $100 million aggregate principal amount of 5% convertible senior subordinated debentures due in 2023. Interest on the debentures is payable semi-annually at the rate of 5.0%. The debentures are convertible, under certain circumstances, into Fleetwood's common stock at an initial conversion rate of 85.034 shares per $1,000 principal amount of debentures, equivalent to an initial conversion price of $11.76 per share of common stock.

Holders of the debentures have the ability to require Fleetwood to repurchase the debentures, in whole or in part, on December 15, 2008, December 15, 2013 and December 15, 2018. The repurchase price is 100% of the principal amount of the debentures plus accrued and unpaid interest. Fleetwood may, at its option, elect to pay the repurchase price in cash, its common stock or a combination of cash and its common stock. Fleetwood has the option to redeem the debentures after December 15, 2008, in whole or in part, for cash, at a price equal to 100% of the principal amount plus accrued and unpaid interest. Subsequent to the end of fiscal 2004, the debentures and the common stock potentially issuable upon conversion of the debentures were registered for resale under the Securities Act of 1933.

(14) Convertible Subordinated Debentures

In 1998, a wholly owned Delaware business trust, Fleetwood Capital Trust (Trust I), issued optionally redeemable convertible trust preferred securities convertible into shares of Fleetwood's common stock. The proceeds from the sale of the securities and from the purchase by Fleetwood of the common shares of the business trust were tendered to Fleetwood in exchange for convertible subordinated debentures, the sole assets of the business trust. Under FIN 46R, "Consolidation of Variable Interest Entities," the business trusts were deemed to have no primary beneficiary and, although wholly owned by

Fleetwood, were not to be consolidated. As a result, the convertible subordinated debentures, issued by Fleetwood, were presented as a long-term liability.

The transaction is more fully described below and the securities and amounts outstanding as of April 29, 2007, are summarized in the following table (dollar amounts in thousands, except per share data):

Series	Convertible Subordinated Debentures Outstanding	Number of Trust Preferred Securities Outstanding	Par Value Per Share	Aggregate Amount of Trust Preferred Securities Outstanding	Maturity	Interest Rate	Conversion Price
Trust I	$ 160,142	3,025,000	$ 50	$ 151,250	2028	6%	$48.72 or 1.02627 shares of common stock per share of Trust I Securities

Trust I initially completed a $287.5 million private placement of 5,750,000 shares of 6% convertible trust preferred securities due February 15, 2028 (Trust I Securities) with a liquidation value of $50 per security. The combined proceeds from the transaction and from the purchase by Fleetwood of the common shares of Trust I were tendered to Fleetwood in exchange for 6% convertible subordinated debentures due February 15, 2028 (Trust I Debentures) in the aggregate principal amount of $296.4 million. In a subsequent exchange offer, the number of Trust I Securities outstanding was reduced to 4,025,000 and the aggregate principal amount outstanding was reduced to $201,250,000. Fleetwood called the securities held by two additional trusts, including the securities that were issued in the exchange offer, for redemption and entered into a series of transactions that spanned our fiscal 2004 year end. As of June 4, 2004, all of the outstanding securities held by these additional trusts were redeemed for cash or were converted into common stock. Fleetwood also purchased and cancelled 1,000,000 shares or 24.8 percent of its previously outstanding 6% convertible trust preferred securities in July 2006. The transaction price of $31 per share represented a discount of approximately 39 percent from the par value of $50 per share, taking into account accrued and unpaid interest. Long-term debt was reduced by $50 million and Fleetwood recorded a pre-tax gain of approximately $18.5 million as other income in the first quarter of fiscal 2007. Subsequent to this purchase, the number of Trust I Securities outstanding was 3,025,000 and the aggregate principal amount outstanding was $151,250,000.

Distributions on the Trust I Securities are cumulative and are paid quarterly in arrears at an annual rate of 6%. Fleetwood has the option to defer payment of the distributions for an extended period of up to 20 consecutive quarters, so long as Fleetwood is not in default in the payment of interest on the debentures and discontinues the payment of dividends on common stock while the deferral is in effect. Considered together, the undertakings under the trust, the related indentures and guarantees, and the convertible subordinated debentures constitute a full and unconditional guarantee by Fleetwood of the trust's obligations under the securities. Beginning with the third quarter of fiscal 2002, Fleetwood elected to defer the quarterly distributions on the Trust I Securities. Under the terms of the governing instruments, Fleetwood was permitted to defer distributions on the Trust I Securities through August 2006; however, the deferred distributions, plus interest, were repaid in full on February 15, 2006, along with the current distribution due on that date in an aggregate amount of $61.9 million. Fleetwood again has the right to elect to defer distributions for up to 20 consecutive quarters.

The Trust I Securities are convertible, at the option of the holder, at any time at the rate of 1.02627 shares of Fleetwood common stock (i.e., a conversion price of $48.72 per common share), subject to adjustment in certain circumstances. Since February 15, 2006, the Trust I Debentures have been redeemable in whole or in part, at the option of Fleetwood, at a price equal to the principal amount plus accrued and unpaid interest. The Trust I Securities are subject to mandatory redemption to the extent of any early redemption of the Trust I Debentures and upon maturity of the Trust I Debentures on February 15, 2028.

(15) Other Long-Term Debt

At April 29, 2007 and April 30, 2006, other long-term debt consisted of the following:

	2007	2006
	(Amounts in thousands)	
Term loan due after one year	$ 14,143	$ 16,500
Capital lease obligations due after one year	3,365	5,245
Other	—	1,454
	$ 17,508	$ 23,199

(16) Fair Value of Financial Instruments

Fleetwood has estimated the fair value of its financial instruments as of April 29, 2007, and April 30, 2006, based on relevant market information or using management estimates of discounted cash flows. The book and estimated fair values of financial instruments include those set out below or are discussed in Note 5:

	April 29, 2007		April 30, 2006	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
	(Amounts in thousands)			
Cash and cash equivalents	$ 52,128	$ 52,128	$ 123,141	$ 123,141
Marketable investments	24,161	24,161	22,768	22,768
Cash value of company-owned life insurance	39,423	39,423	45,163	45,163
Investments in unconsolidated subsidiaries	8,892	8,892	8,892	8,892
Other short-term borrowings	7,314	7,314	7,476	7,476
Convertible senior subordinated debentures	100,000	100,850	100,000	103,330
Convertible subordinated debentures	160,142	112,150	210,142	147,251
Other long-term debt	17,508	17,508	23,199	23,199

(17) Commitments and Contingencies

Repurchase Commitments:

Producers of recreational vehicles and manufactured housing customarily enter into repurchase agreements with lending institutions that provide wholesale floorplan financing to independent dealers. Fleetwood's agreements generally provide that, in the event of a default by a dealer in its obligation to these credit sources, Fleetwood will repurchase product. With most repurchase agreements this obligation ceases when the amount for which Fleetwood is contingently liable to the lending institution has been outstanding for more than 12, 18 or 24 months, depending on the terms of the agreement. The contingent liability under these agreements approximates the outstanding principal balance owed by the dealer for units subject to the repurchase agreement, less any scheduled principal payments waived by the lender. Although the maximum potential contingent repurchase liability approximated $158 million for inventory at manufactured housing dealers and $317 million for inventory at RV dealers as of April 29, 2007, the risk of loss is reduced by the potential resale value of any products that are subject to repurchase, and is spread over numerous dealers and financial institutions. The gross repurchase obligation will vary depending on the season and the level of dealer inventories. Typically, the repurchase obligation for the third fiscal quarter will be greater than other periods due to high dealer inventories. The RV repurchase obligation is significantly more than the manufactured housing obligation due to a higher average cost per motor home and more units in dealer inventories. Losses and related repurchase reserves under these agreements have not been significant and lender repurchase demands have been funded out of working capital.

FLEETWOOD ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In the past three fiscal years Fleetwood had the following repurchase activity:

	2007	2006	2005
	(Dollars in millions)		
Units	96	66	174
Repurchase amount	$2.4	$2.1	$ 6.3
Loss recognized	$0.7	$0.4	$ 1.2

Legal Proceedings:

Fleetwood is regularly involved in legal proceedings in the ordinary course of business. Insurance covers all or part of Fleetwood's liability under some of this litigation. In the majority of cases, including products liability cases, Fleetwood prepares estimates based on historical experience, the professional judgment of legal counsel, and other assumptions it believes to be reasonable. As additional information becomes available, Fleetwood reassesses the potential liability related to pending litigation and revises the related estimates. As additional information becomes available, Fleetwood reassesses the potential liability related to pending litigation and revises the related estimates. Such revisions and any actual liability that greatly exceeds Fleetwood's estimates could materially impact Fleetwood's results of operations and financial position.

In May 2003, Fleetwood filed a complaint in state court in Kansas, in the 18th Judicial District, District Court, Sedgwick County, Civil Department, against The Coleman Company, Inc. (Coleman) in connection with a dispute over the use of the "Coleman" brand name. In the lawsuit, Fleetwood sought declaratory and injunctive relief. On June 6, 2003, Coleman filed an answer and counterclaimed against us alleging various counts, including breach of contract and trademark infringement. On November 17, 2004, after a hearing, the court granted Fleetwood's request for a permanent injunction against Coleman prohibiting Coleman from licensing the Coleman name for recreational vehicles to companies other than Fleetwood. Coleman appealed that ruling. On December 16, 2004, at the conclusion of the trial, the jury awarded $5.2 million to Coleman for its counterclaim against Fleetwood. On January 21, 2005, the court granted Coleman's request for treble damages, making the total amount of the award approximately $14.6 million. Fleetwood reflected a charge to record this award in the results for the third fiscal quarter of 2005. Payment has been stayed pending our appeal. Pending the appeal, Fleetwood was required to post a letter of credit for $18 million, representing the full amount of the judgment plus an allowance for attorneys' fees and interest.

Oral argument on both parties' respective appeals was heard before the Kansas Court of Appeals on April 10, 2007. On Coleman's appeal of the preliminary injunction, on May 25, 2007 the court upheld Fleetwood's position on most of the issues but remanded the case back to the trial judge for a rehearing on one issue. In regard to Fleetwood's appeal of the award of monetary damages, on June 29, 2007 the court upheld the trial court verdict, and Fleetwood intends now to appeal to the Kansas Supreme Court.

Brodhead et al v. Fleetwood Enterprises, Inc. was filed in federal court in the Central District of California on June 22, 2005. The complaint is a putative class action for damages growing out of certain California statutory claims with respect to alleged defects in a specific type of plastic roof installed on folding trailers from 1995 through late 2002. The plaintiffs have further clarified and narrowed the class for which they are seeking certification, which now encompasses all original owners of folding trailers produced by Fleetwood Folding Trailers, Inc. with this type of roof, but not including original purchasers who received an aluminum roof replacement and did not pay for freight. The subject matter of the claim is similar to a putative class action previously filed in California state court in Griffin et al v. Fleetwood Enterprises, Inc. et al. The California trial court denied class action certification in the Griffin matter on April 28, 2005, and the California Court of Appeal upheld the denial in a decision issued on May 11, 2006. On March 26, 2007, the federal trial court granted a motion to dismiss the class action complaint in the Brodhead case, leaving pending only the individual claims of the four named plaintiffs. The plaintiffs sought reconsideration of the dismissal order, but the court denied that motion and dismissed the claims of the four individual plaintiffs on May 29, 2007. On June 27, 2007, the plaintiffs filed a Notice of Appeal of the federal court's dismissal order to the Ninth Circuit Court of Appeals. If the Court of Appeals affirms the dismissal order, this matter would be concluded. Fleetwood will continue to vigorously defend the matter.

Fleetwood has been painting motor homes at our Riverside, California, plant since July 2004, pursuant to experimental variances granted by the California Division of Occupational Safety and Health (the Division), which is the enforcement and consultation agency for the California Occupational Safety and Health program (Cal/OSHA). Although Fleetwood believes it is providing safety and health protection to employees that goes beyond the protection required by Cal/OSHA, a variance from a Cal/OSHA standard is required wherever an employer is recirculating air in paint spray booths. The current experimental variance was extended to July 2007 and has now been further extended to October 2007, but Fleetwood has been advised that it is unlikely that the experimental variance will be further extended. Fleetwood has applied to the California Occupational Safety and Health Appeals Board (the Board) for a permanent variance and several hearings on that application have been held, and at the request of the Board briefs were filed by Fleetwood, the Division and the Board's staff on June 28, 2007. The Division opposed the grant of the variance in the hearings before the Board and in its brief. In a notice received by Fleetwood on July 2, 2007 the Board requested further briefing from the parties on several issues. If a permanent variance is not granted and if the experimental variance is not extended, then Fleetwood would be unable to use the spray booths as currently deployed unless a court intervenes to grant Fleetwood relief. Fleetwood is actively exploring several engineering and production contingencies that could permit it to continue to offer full-body paint on the models produced by the Riverside plant. The implementation of these contingency plans would however result in a disruption to the production of motor homes from this plant if the experimental variance is not extended.

Fleetwood is also subject to other litigation from time to time in the ordinary course of business. Insurance covers all or part of our liability under some of this litigation. Although Fleetwood cannot currently determine the amount of any liability that exceeds its insurance, management does not expect that liability to have a material adverse effect on its financial condition or results of operations.

Guarantees:

In conjunction with the sale of Fleetwood's manufactured housing retail business, numerous leased retail locations were assigned to the buyers. Although Fleetwood received indemnification from the assignees, if the assignees were to become unable to continue making payments under the assigned leases, Fleetwood estimates its present maximum potential obligation with respect to leases currently in effect to be $9.2 million as of April 29, 2007. Fleetwood shall remain liable for the remaining lease terms, which range from one month to eight years. The risk of loss is mitigated by the potential to sublease the assigned leases to other parties. The fair value of the guarantee was not material for any of the periods presented.

Other:

Fleetwood Enterprises, Inc. has entered into nine limited guarantees aggregating $3.3 million for certain obligations of certain retailers to floorplan lenders and an additional three unsecured guarantees aggregating $6.3 million for other obligations. The fair value of the guarantee was not material for any of the periods presented.

(18) Leases

Certain of Fleetwood's facilities and equipment are leased under terms that range from monthly to five years.

The following is a schedule by year of future minimum rental payments required under operating and capital leases that have initial or remaining non-cancelable lease terms in excess of one year as of April 29, 2007:

Fiscal Year	Minimum Rental Payments Operating	Minimum Rental Payments Capital
	(Amounts in thousands)	
2008	$2,481	$2,233
2009	2,496	2,297
2010	1,786	383
2011	646	35
Later years	1,105	7
Total minimum lease payments	$8,514	$4,955

Rental expense for the last three fiscal years was as follows:

	2007	2006	2005
	(Amounts in thousands)		
Rental expense	$3,716	$4,328	$4,360
Less: Sublease rental income	(445)	(364)	(971)
	$3,271	$3,964	$3,389

(19) Stock-Based Incentive Compensation Plans

Fleetwood maintains a stock-based incentive compensation plan under Fleetwood's Amended and Restated 1992 Stock-Based Incentive Compensation Plan for officers and key employees. Under this plan Fleetwood is authorized to grant up to 9,900,000 shares of Fleetwood's stock in the form of shares, share options, restricted stock, and restricted stock units. In addition, Fleetwood maintains the 1992 Non-Employee Director Stock Option Plan for its non-employee directors. This plan has been authorized to grant up to 400,000 shares in the form of share options. Options were also granted to Elden L. Smith, Fleetwood's President and Chief Executive Officer, as an inducement to his becoming an employee of Fleetwood, under a separate plan which, under the rules of the New York Stock Exchange, was not required to be approved by shareholders. Beginning with the first quarter of fiscal 2007, performance-based restricted stock units were granted, under Fleetwood's Amended and Restated 1992 Stock-Based Incentive Compensation Plan, at no cost to officers and certain employees. The performance-based restricted stock units are awarded at the beginning of a one-year performance period and convert into restricted shares that can vary in number from 0% to 125% of the initial award depending on the level of performance achieved. Performance is measured against established targets for earnings per share (EPS) or segment operation returns (for awards granted to employees of operating groups) during the one-year performance period. Restricted shares time-vest ratably over a subsequent three-year service period. All of these plans are shareholder approved, other than the previously mentioned Elden L. Smith plan.

FLEETWOOD ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following is a summary of the stock option activity for employees and non-employee directors for the last three fiscal years:

	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,545,850	$ 14.94	5,753,074	$ 14.18	5,812,945	$ 13.37
Granted	990,700	7.25	640,200	11.05	1,112,200	12.55
Exercised	(232,724)	4.56	(850,019)	7.15	(777,086)	5.11
Forfeited	(169,522)	12.32	(131,366)	5.88	(79,462)	10.54
Expired	(650,400)	18.42	(866,039)	16.02	(315,523)	16.77
Outstanding at end of year	4,483,904	$ 13.38	4,545,850	$ 14.94	5,753,074	$ 14.18
Exercisable at end of year	3,050,975	$ 15.47	3,488,665	$ 15.93	4,281,775	$ 15.88
Weighted average fair value of options granted		$ 3.32		$ 4.83		$ 4.82

The weighted-average grant-date fair value of options granted during the fiscal years ended 2007, 2006, and 2005 was $3.32, $4.83, and $4.82, respectively. The total intrinsic value of options exercised during the 2007, 2006 and 2005 fiscal years was approximately $859,000, $3.4 million, and $4.6 million, respectively.

As of April 29, 2007, there was a total of $3.9 million of unrecognized compensation cost related to nonvested stock options granted under Fleetwood's stock-based incentive compensation plans that will be recognized over the remaining weighted average vesting period of 2.18 years.

Restricted stock units have a three-year vesting schedule and include a performance condition to vest. The fair value of each restricted stock unit is measured on the date of grant using the grant date price of Fleetwood's stock and recorded as compensation cost over the remaining service period when it is probable that the performance condition will be achieved. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed.

A summary of restricted stock unit activity for the fiscal year ended April 29, 2007 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at April 30, 2006	—	$ —
Granted	248,388	7.76
Vested	—	—
Forfeited(1)	(248,388)	7.76
Nonvested at April 29, 2007	—	$ —

(1) 32,092 units were forfeited due to termination of employment. The remaining restricted stock units were forfeited as Fleetwood did not meet the required performance targets.

As a result of adopting SFAS No. 123R on May 1, 2006, a total share-based payment cost of $3.4 million was recognized during the fiscal year ended April 29, 2007, as a component of operating expenses. No compensation cost was recognized during fiscal year ended April 29, 2007 related to the restricted stock units.

(20) Stockholder Rights Plan

On September 15, 1998, Fleetwood's Board of Directors adopted a new stockholder rights agreement to replace the previous plan that expired on November 9, 1998, granting certain new rights to holders of Fleetwood's common stock. Under the new plan, which was effective November 10, 1998, one right was granted for each share of common stock held as of November 9, 1998, and one right will be granted for each share subsequently issued. Each right entitles the holder, in a hostile takeover scenario and after paying the exercise price (currently $160), to purchase Fleetwood common stock having a market value equal to two times the exercise price. Also, if Fleetwood is merged into another corporation, or if 50% or more of Fleetwood's assets are sold, then rightholders are entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation at a 50% discount from their then current market value. In either case, these rights are not available to the acquiring party. However, these exercise features will not be activated if the acquiring party makes an offer to acquire all of Fleetwood's outstanding shares at a price that is judged by the Board of Directors to be fair to all Fleetwood shareholders. The rights may be redeemed by Fleetwood under certain circumstances at the rate of $0.02 per right. The shareholder rights plan dated September 15, 1998, was amended effective April 30, 2001, and again effective December 31, 2002. The rights will expire on November 9, 2008.

(21) Results by Quarter (Unaudited)

The unaudited results by quarter for fiscal years 2007 and 2006 are shown below (amounts in thousands, except per share data):

Fiscal Year Ended April 2007:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Number of weeks in the quarter	13	13	13	13
Revenues	$529,771	$526,573	$443,172	$508,406
Gross profit	73,254	73,515	58,575	72,042
Operating income (loss)	(8,234)	(15,226)	(24,927)	(18,629)
Income (loss) from continuing operations	669	(19,769)	(29,670)	(38,880)
Discontinued operations, net	(1,080)	(658)	(235)	(338)
Net loss used for basic and diluted loss per common share	$ (411)	$ (20,427)	$ (29,905)	$ (39,218)
Loss per common share(1):				
Basic and diluted	$ (.01)	$ (0.32)	$ (0.47)	$ (0.61)
Weighted average common shares:				
Basic and diluted	63,892	63,919	63,937	64,058

FLEETWOOD ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fiscal Year Ended April 2006:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Number of weeks in the quarter	14	13	13	13
Revenues	$616,475	$629,501	$583,866	$602,558
Gross profit	100,063	112,017	111,231	99,381
Operating income (loss)	(893)	10,135	11,936	8,327
Income (loss) from continuing operations	(17,413)	3,791	4,708	2,849
Discontinued operations, net	(12,144)	(5,709)	(3,332)	(1,187)
Net income (loss) used for basic and diluted earnings (loss) per common share	$ (29,557)	$ (1,918)	$ 1,376	$ 1,662
Earnings (loss) per common share(1):				
Basic and diluted	$ (.53)	$ (.03)	$ .02	$ .03
Weighted average common shares:				
Basic	56,136	56,481	61,838	63,820
Diluted	56,136	57,209	62,622	64,521

(1) Net earnings (loss) per share is computed independently for each of the quarters presented and the summation of quarterly amounts does not necessarily equal the total net earnings (loss) per share reported for the year.

PRICE RANGE AND QUARTERLY CLOSING PRICE OF COMMON STOCK*


FLEETWOOD

NYSE LISTED: **FLE**

FISCAL YEAR **2006** FISCAL YEAR **2007**


13.69
11.54
12.60
12.34
10.24
10.22
9.44
9.74
8.78
9.37
8.28
7.33
7.11
6.42
6.33
6.59
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

*Fleetwood's common stock is listed on the New York Stock Exchange and trades on various regional exchanges **(Ticker Symbol: FLE)** Call and put options are traded on the American Stock Exchange and the Chicago Board Options Exchange.

ANNUAL MEETING

The annual meeting of shareholders will be held on Fleetwood's corporate campus, 3050 Myers Street, Riverside, California, at 9 a.m. on Tuesday, September 11, 2007.

INDEPENDENT AUDITORS

Ernst & Young LLP – Orange County, California

SHAREHOLDER INQUIRIES

Inquiries from shareholders and securities analysts should be directed to Kathy Munson, Director of Investor Relations, (951) 351-3650, or Lyle Larkin, Vice President and Treasurer, (951) 351-3535.

FORM 10-K

A copy of the Annual Report on Form 10-K of Fleetwood Enterprises, Inc. is available upon request at corporate headquarters, (951) 351-3321. The 10-K and other financial information is also available at http://ir.fleetwood.com.

DIVIDEND POLICY

On October 30, 2001, the Company announced that it would discontinue the payment of dividends. Any future resumption of dividends on our common stock would be at the discretion of our Board of Directors, and is not currently contemplated.

TRANSFER AGENT AND REGISTRAR

Computershare
250 Royall Street
Canton, MA 02021
(877) 282-1168
www.computershare.com

CORPORATE ADDRESS

3125 Myers Street
P.O. Box 7638 (92513-7638)
Riverside, CA 92503
(951) 351-3500
www.fleetwood.com

NUMBER OF SHAREHOLDERS OF RECORD

As of July 25, 2007, Fleetwood had 925 shareholders of record.

CERTIFICATION DISCLOSURE

Because our common stock is listed on the New York Stock Exchange ("NYSE"), our chief executive officer is required to make, and has made, an annual certification to the NYSE stating that he was not aware of any violation by Fleetwood of the corporate governance listing standards of the NYSE. The last certification to that effect was made last year following our shareholder meeting. The Company also filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the year ended April 29, 2007.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements used in this report that relate to future plans, events, financial results or performance are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs of Fleetwood's management as well as assumptions made by, and information currently available to, the Company's management. The forward-looking statements are subject to certain risks and uncertainties, including risk factors identified in Fleetwood's 10-K, including the sections entitled "Business Outlook" and "Risk Factors." These risks and uncertainties include, without limitation, the lack of assurance that we will regain sustainable profitability in the foreseeable future; the effect of ongoing weakness in the manufactured housing market and more recent weakness in the recreational vehicle market; the effect of global tensions, fuel prices, interest rates, and other factors on consumer confidence, which in turn may reduce demand for our products, particularly recreational vehicles; the availability and cost of wholesale and retail financing for both manufactured housing and recreational vehicles; our ability to comply with financial tests and covenants on existing debt obligations; our ability to obtain the financing we will need in the future to execute our business strategies; the cyclical and seasonal nature of both the manufactured housing and recreational vehicle industries; expenses and uncertainties associated with the entry into new business segments or the manufacturing, development, and introduction of new products; the potential for excessive retail inventory levels in the manufactured housing and recreational vehicle industries; the volatility of our stock price; repurchase agreements with floorplan lenders, which could result in increased costs; potential increases in the frequency of product liability, wrongful death, class action, and other legal actions; and the highly competitive nature of our industries. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Fleetwood undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may arise from changing circumstances or unanticipated events.

Fleetwood Enterprises, Inc. is an equal opportunity employer.

EDITOR: Kathy A. Munson **DESIGN:** Ervin I Bell Marketing Communications **LITHOGRAPHER:** Southern California Graphics

DIRECTORS



THOMAS B. PITCHER
Chairman of the Board of Fleetwood Enterprises, Inc. since 2002; Retired Senior Partner, Member of the Executive Committee, Partner-in-Charge of the Orange County, Calif., office and Co-Chair of International Practice of Gibson, Dunn & Crutcher, LLP; Retired Chairman of the Board of the Institute of Critical Care Medicine; Director since 1998.



MARGARET S. DANO
Former Vice President, Worldwide Operations of Garrett Engine Boosting Systems, a division of Honeywell, Inc.; Director of Superior Industries International, Inc.; Director since 2000.



DOUGLAS M. LAWSON, Ph.D.
Chairman and Chief Executive Officer of Lawson Associates, Inc.; Director since 1981.



ELDEN L. SMITH
President and Chief Executive Officer; Director since 2005.



JAMES L. DOTI, Ph.D.
President and Donald Bren Distinguished Chair of Business and Economics, Chapman University; Director of The First American Corp. and Standard Pacific Corp.; Director since 1995.



JOHN T. MONTFORD
Senior Vice President, Legislative & Regulatory Affairs, AT&T Western States of AT&T, Inc.; Attorney at law; Director of Southwest Airlines Co.; Director since 1999.



PAUL D. BORGHESANI
Attorney in private practice; President of Transportation Advisory Group LLC and Motor Carrier Services LLC; Director since 1999.



DAVID S. ENGELMAN
Private investor; Former Chairman, President and Chief Executive Officer of Union Federal Bank; Director of Fieldstone Investment Corp., MGIC Investment Corp., and Mortgage Guaranty Insurance Corp.; Director since 1999.



DANIEL D. VILLANUEVA
Managing Partner of Fontis Partners L.P.; Director of Citibank (Banamex USA) and the Metropolitan West Funds; Director since 2003.



LOREN K. CARROLL
Retired President and Chief Executive Officer of M-I LLC and Executive Vice President of Smith International; Director of CGGVeritas, Forest Oil Corp., KBR, Inc., and Smith International; Director since 1999.



J. MICHAEL HAGAN
Former Chairman and Chief Executive Officer of Furon Company; Director of Ameron International and Pimco Funds; Director since 2002.

OFFICERS

THOMAS B. PITCHER
Chairman of the Board
(Non-Executive)

ELDEN L. SMITH
President and
Chief Executive Officer

BOYD R. PLOWMAN
Executive Vice President and
Chief Financial Officer

PAUL C. ESKRITT
President
RV Group

CHARLES E. LOTT
President
Housing Group

LARRY L. MACE
President
Supply Group

ANDREW M. GRIFFITHS
Senior Vice President and
Chief Accounting Officer

LEONARD J. MCGILL
Senior Vice President,
General Counsel and Secretary

MICHAEL B. SHEARIN
Senior Vice President
Human Resources and Administration

LYLE N. LARKIN
Vice President, Treasurer and
Assistant Secretary

JAMES F. SMITH
Vice President and
Controller - Operations